As filed  with the  Securities
                                                  and Exchange  Commission on
                                                  May 12,  2000  Registration
                                                  No. 000-26377

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 2

                                       to

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             OXIR INVESTMENTS, INC.
                 (Name of Small Business Issuer in its charter)


        California                                               88-0397134
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


3980 Howard Hughes Parkway, Suite 340, Las Vegas, Nevada 89109 (Address of principal executive offices) (Zip Code)


Issuer's telephone number:                           (702) 369-4260


Securities to be registered under Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered

              N/A                                   N/A


Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value

                                (Title of Class)


                             OXIR INVESTMENTS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                                                             PAGE

                                                                                                             ----

                                     PART I

ITEM 1.           Description of Business............................................................          3

ITEM 2.           Management's Discussion and Analysis or

                    Plan of Operation................................................................         28

ITEM 3.           Description of Property............................................................         34

ITEM 4.           Security Ownership of Certain Beneficial

                    Owners and Management............................................................         35

ITEM 5.           Directors, Executive Officers, Promoters

                    and Control Persons..............................................................         36

ITEM 6.           Executive Compensation.............................................................         39

ITEM 7.           Certain Relationships and Related Transactions.....................................         39

ITEM 8.           Description of Securities..........................................................         41

                                     PART II

ITEM 1.           Market Price of and Dividends on Registrant's
                    Common Equity and Other Shareholder Matters......................................         42

ITEM 2.           Legal Proceedings..................................................................         44

ITEM 3.           Changes in and Disagreements with Accountants......................................         44

ITEM 4.           Recent Sales of Unregistered Securities............................................         44

ITEM 5.           Indemnification of Directors and Officers..........................................         46

                                    PART F/S

Financial Statements.................................................................................         48
                                    PART III

ITEM 1.           Index to Exhibits..................................................................        S-1

ITEM 2.           Description of Exhibits............................................................        S-1

Signatures...........................................................................................        S-2

                                   FORM 10-SB

                                     PART I

         Except as otherwise indicated, the information in this Registration Statement reflects the three (3) shares for one (1) share forward stock split of the Common Stock on November 25, 1998.

ITEM  1.          Description of Business

Business Development



         Oxir Investments, Inc. (the "Company") was incorporated in the State of California on November 2, 1923 as Monte Regio Corporation with the stated purpose of engaging in the business of real estate development. The Company continued in that endeavor for several years then discontinued operations. On March 1, 1972 the Company changed its name to Precision Resources, Inc. The Company remained dormant with no business activity until September 1998. The Company changed its name to Oxenuk, Inc. on November 11, 1998.

         In November, 1998 the Company consummated a merger with Oxir Investments, Inc., a California corporation ("Oxir-Private"), which was formed in order to pursue international investment opportunities in real estate, technology, and industrial business, particularly in the United States and Russia, and to introduce eastern European opportunities to the United States. The Company was the surviving corporation of the merger. In association with the merger, the Company changed its name to Oxir Investments, Inc.

         In May 1999, Vassili I. Oxenuk, the President, Chief Executive Officer, Director and principal stockholder of the Company, purchased Oxir Financial Services, Ltd., a British Virgin Islands corporation ("OFS"), and Oxir Investments, Ltd., a British Virgin Islands corporation ("OIL"). At the time of the purchase by Mr. Oxenuk, OFS engaged exclusively in trading securities for its own account and for its clients, and OIL engaged in real estate development and investment in technological and industrial projects in Russia. On June 29, 1999, the Company purchased all of the issued and outstanding shares of each of OFS and OIL from Mr. Oxenuk for 5,270,000 shares of the Company's common stock. Upon the Company's purchase of OFS and OIL, each became a wholly-owned subsidiary of the Company. OFS, OIL and the Company were under common control at the time of the merger and, therefore, the acquisitions have been accounted for at historical costs in a manner similar to a pooling of interests.

         On August 2, 1999, Oxir Internet Solutions, Inc. ("OIS") was incorporated under the laws of the State of Nevada as a majority owned (51%) subsidiary of the Company, with the balance of 49% owned by management and employees. OIS was formed to develop e-commerce in Russia.

         In addition to OIS, OIL and OFS, the Company also has the following wholly-owned subsidiaries: Oxir Internet Solutions (Russia) ("OIS-Russia") and JSC "Oxir Consulting", which started its operations during the first quarter of 2000. "OIS-Russia" is handling all the contracts for purchasing and reselling of products, shipping and customer service for the Company's on-line store. See
Part I, Item 1, "Description of Business - Internet Solutions." "Oxir Consulting" signed its first three contracts to provide accounting services. Additionally, the Company is seeking final Russian registration of four other Russian subsidiaries: JSC "Oxir Insurance", JSC "Oxir Fitness Club", " Oxir Imperial" and "Oxir Informtour" . As of March 31, 2000, these subsidiaries had not instituted operations.

    Through its subsidiaries, the Company operates in three areas:

         1. Through OIS, the Company is implementing an Internet shop and web-hosting center in Moscow, Russia.

         2. Through OFS, the Company offers a variety of financial services such as asset management and financial consulting to its non-U.S. clients with an emphasis on asset management. In addition to full-time financial management services, the Company helps its clients to define their financial goals, tolerance for market risks and investment objectives.

         3. Through OIL, the Company is an active participant in a number of real estate projects including the construction of a high-rise apartment complex in Moscow, Russia.



Internet Solutions



         Through OIS, the Company is providing Internet services consisting of on-line sales (e-commerce), set-up and support, and web-site hosting, primarily to Russian clients. Additional services provided are on-line payment systems, web-site advertising and promotion, and data security.

         Based on the quarterly Gallup Media report dated October 1999 and reports given during the Internet Marketing Fall 1999 conference in Moscow (December 15-17, 1999), the number of Internet users in Russia is estimated at between 2.5 and 3 million. In addition to the Russian-based market, management believes that a viable market exits with the Russian speaking population residing in the United States, Israel, Canada, Australia and a number of European countries.



         Online-Sales



         OIS has developed and implemented an on-line sales system. The Company's web site (http://www.oxiris.com) (the "Web Site") currently offers books and audio-video products to the Russian- speaking consumer for sale. The Web Site was launched in February 2000 and the Company has begun to create a customer base.

         As of April 21, 2000, OIS has written agreements with the following book manufacturers and distributors: "Top Kniga" dated February 10,2000; "Publishing house Priboy" dated February 4, 2000; "Midiks" dated April 12, 2000; "Urist-Gardarika" dated April 17, 2000; "Book Club Terra" dated April 17, 2000; "B.S.G.-Press" dated April 19, 2000; and "Eksmo-Press" dated February 29, 2000, allowing the Company to offer products of these entities on-line. The contracts provide for the delivery of books and other goods, priced by the seller and payable in Russian rubles. The agreements are subject to Russian law and disputes are to be settled by arbitration. Similar agreements have been signed with video and audio distributors: "Savva Group Entertainment Video" dated April 4, 2000; "Home Collection" dated April 14, 2000; "Varus Video" dated April 17, 2000 and "Kvadro-Traid" dated April 13, 2000. The Company is seeking additional agreements with publishing houses and merchandise wholesalers and manufacturers in order to expand the types of products offered on the Web Site.

         Payment for Goods and Services

         The Company has contracted with CyberCash to provide confirmation of credit card payments for goods and services purchased via the Web Site. Confirmation or declination of a transaction is received within 40 seconds. Upon approval of a transaction, the product is shipped to the purchaser. The Company pays CyberCash a per transaction cost of 2.5% of the transaction, with a minimum cost of $0.50 per transaction. Credit card payments are made in U.S.

dollars.>


    The Company also accepts payment in Russian rubles. Ruble paying customers have the following options:

         o Pay cash to a courier on delivery. The online customer inputs the desired time of delivery. As soon as the order is completed, the Company contacts the courier, who contacts the customer by either phone or e-mail to confirm the time of delivery. The courier delivers the order, accepts the money and leaves a receipt. The courier then remits the payment to the Company. All couriers will be under contract to the Company. See Part I, Item 1, "Description of Business - Internet Solutions
                  - Delivery of Goods."

         o Prepayment made according to invoice. After completing an order, the customer prints out an automatically generated invoice and a money transfer form. The completed form is taken to the Russian Savings Bank with branch offices throughout Russia. The payment is sent by the bank to the Company referenced with the customer's order number. As soon as the money is received, the customer is sent the order by a choice of either mail or courier.

         Under each of the plans listed above, the customers have the capability to track their order status on-line. All shipping charges are paid by the customers with the exception of Moscow deliveries that are delivered free of charge.

         The Company does not intend to convert ruble payments received from Russian customers to U.S. Dollars. Instead, the Company intends to use all ruble payments to pay Russian suppliers, to cover current expenses and to pay taxes within the territory of the Russian Federation.



         Delivery of Goods and Services

         OIS delivers goods using several methods:

         * Express Delivery provided by "United Parcel Service (Rus)," pursuant to an agreement dated February 23, 2000, and "EMS Garantpost" pursuant to an agreement dated April 2000. These couriers provide express delivery, within one to eight days, for goods delivered in Russia, the Commonwealth of Independent States ("CIS"), the United States, Canada, and Israel.

         * Traditional Delivery into foreign countries is provided by the Department of Russian Federal Mail Service ("International Postal Service"), pursuant to an agreement dated April 20, 2000. Delivery is usually within 15 days to CIS, and 21 days to the United States, Canada and Israel. Delivery within the Russian Federation is contracted through the Department of Russian Federal Mail Service ("Moscow Postal Service"), pursuant to an agreement dated April 19, 2000. Delivery is usually within seven days throughout Russia.

         For deliveries within the Moscow area, the Company has its own delivery service. Deliveries within Moscow are made within 24 hours of complete processing of an order.

         Currently, product inventories are maintained by each of the product suppliers. Each supplier provides the Company daily an accurate update of their stock and the on-line store manager updates product availability on a daily basis. The manager receives the orders placed on-line within 12 hours and then fills the orders using a supplier priority system. If the main supplier does not carry a particular item ordered, the manager will continue down a priority supplier list until the order is complete. The items are then purchased from the suppliers and delivered to the Company's sorting warehouse located in Moscow, Russia. See Part I, Item 3, "Description of Property." The procurement process varies depending on the type of product. For example, video and audio products may be obtained from the supplier within 48 hours while certain literature products take up to six days). When all items on an order are received by the Company, they are packaged and shipped using the customer's selected delivery method.

         The Company currently sells movie titles in VHS format. The Company expects that the majority of movie titles will be Western-produced movies dubbed or subtitled in Russian, but less than 30 percent of the offered movie titles are expected to be Russian productions. During the next year the Company expects to add approximately 80 to 100 new movie titles monthly. The average price per video will be 90 to 120 rubles (approximately $3.00 to $4.00), depending on the film category. The price of the movies has been determined by agreements with the Company's suppliers.

         At present, the Web Site offers approximately 1200 audio CDs ranging in price from $3 for economic versions of Russian productions to $15 for CDs manufactured by Western standards.

         The number of book titles currently for sale at the Web Site is approximately 35,000. The prices vary according to type of literature. For example, popular fiction titles sell for 40 to 100 rubles (approximately $1.40 to $4.00), while specialty titles such as technical multi-volume reference books may be sold for up to 3000 rubles (approximately $105). OIS plans to increase its book offerings to 40,000 in the future.

         The Company intends to create an opportunity for a variety of Russian businesses to sell their goods over the Internet. Those businesses will be welcome to use the Company's payment system. However, to reduce the risk of loss due to charge backs and dishonest sellers, the Company intends to obtain deposits from the business equal to two or three weeks of expected revenues.



         Web-Hosting



         Through its project known as "Webhosting.Russia," (http://www.wh.ru), OIS intends to offer web-hosting services involving the provision of web sites and/or servers to its clients. The Company's main web site (http://www.oxiris.net) contains a link to Webhosting.Russia. The Company plans to offer two types of services to its web-hosting clients: co-location and virtual server.



         Co-location

         Under this approach, the client's equipment is used on the Company's premises. The client defines the configuration of its server and the Company's technical personnel provide support services and data backup. With this alternative, the client does not have the expense of installing a high-speed Internet connection at their location and maintaining its equipment. The Company also provides uninterrupted power supply systems that protect the client's servers in case of power failures. This option is important to clients who expect a heavy volume of Internet traffic to their web-site. The Company intends to charge a fee of $200 per month for co-location services.

         Virtual Server

         A client who plans to implement a relatively small Internet web-site (i.e. several hundred megabytes of content without complex interactive features) and expects a minor traffic load (less than 1,000 hits per day) may decide to choose this option. Under this alternative, the client's web-site is hosted on the Company servers. The Company provides the database connectivity and also supports a limited number of e-mail accounts.

         The Company intends to charge a fee of $15 to $95 per month for virtual site hosting. This fee structure is based on the cost to the Company of web-hosting, including the costs of maintaining the servers, providing connectivity and maintaining e-mail accounts. The Company's competitors in Russia, such as Demos and Zenon, have prices starting at $15 and $20 per month, respectively.

         Virtual site owners have the option of using the WebSiteMaster System, designed and developed by OIS, which allows them to administer their web-sites by means of a regular browser. Using the WebSiteMaster, clients are able to manage users and e-mail addresses and review the statistical data on the site visitors. Using these data, the clients can plan their Internet activity, such as advertising, and analyze the results.

         Most Russian Internet traffic meets at one point, called M9-IX (a point of mutual exchange of IP-traffic located on Moscow Intertown Phone Station (MIPS-9)). The Company's Internet center will be connected to the M9-IX traffic exchange node by fiber optic channel (single mode fiber, approximate length 3 kilometers) in the second quarter of 2000. As a result, the Company can offer its clients a fast and reliable channel connection speed.



         In April 2000, OIS began assigning its Internet-related contracts to OIS-Russia, a wholly owned subsidiary of the Company. See Part I, Item 1, "Description of Business - Business Development."


         Equity Market Investing and Asset Management



         Through OFS, the Company manages funds of private and corporate non-U.S. clients in the stock markets of the United States. Currently, the majority of the Company's clients are concentrated in Russia. Neither the Company nor OFS provide financial or investment advice to any citizen or resident of the United States.

         OFS has opened on-line trading accounts with Datek, Charles Schwab and E-Trade. All trades conducted by the Company on behalf of itself and its clients are directed through these brokers. The Company's only relationship with these brokers is as a client. The Company has two principal types of accounts: (i) one solely owned Company account with Datek Online; and (ii) two customers' fund accounts with E-Trade and Charles Schwab. Direct satellite links to information centers permit the Company's fund managers to obtain stock market data on-line.

         Currently, neither OFS nor the Company are licensed in the U.S. as securities broker-dealers, agents, or investment advisors, and neither provides any such services within the U.S. The Company anticipates that it will address this issue and apply for licensing in the U.S. at some future date, although there can be no assurance that this will occur. Until this process is completed the Company has no intention to provide any form of financial services in the United States. In January 2000 the Company adopted a policy of holding less that 40% of its total assets in the form of securities.

         For its own account, the Company's investment goal is to achieve profits in a long-term perspective rather than in higher risk short-term speculations. The Company's portfolio holdings are primarily in stocks of American companies belonging to the high technology sector (including the Internet), hardware and software products and telecommunications. The Company's assets managers consider a variety of fundamental and technical investment criteria in selecting the companies in which to invest. The Company's primary trader is Michael Smirnov, the Company's Chief Financial Officer and a director, who was certified as a trader with a Diploma of the First Category in 1994 by the Ministry of Finance of the Russian Federation. Mr. Smirnov is the only person trading for the Company.

         For an individual client desiring to participate in on-line trading, OFS provides the following services:

         * Consultancy Services. OFS representatives consult clients about problems that can arise in their relationships with on-line brokers. This includes an explanation of the terms and conditions set forth in customer agreements of on-line brokers and the risks associated with on-line trading. The Company also assists clients in negotiating settlements of disputes and conflicts with brokers. Additionally, the Company helps the clients choose appropriate trading software and familiarizes them with the functional capabilities of their chosen trading programs.

         * Analytical Research. The Company offers recommendations to clients regarding stock purchases and financial instruments.

         * Portfolio Management. The Company also provides asset and portfolio management for its clients. The following steps are followed to form a portfolio:


         (1) Obtaining an understanding of the risk tolerance of the client.

         (2) Screening the market for stocks that have the characteristics that meet the clients' needs.

         (3) Establishing the following parameters of each prospective investment:
                  * The business should be understandable. Analysts must know the business and the markets in which they compete.

                  *        The   business   should  have   favorable   long-term
                           prospects.

                  * The business should have a good management history, in the opinion of OFS's analysts.



         (4) Stock Evaluation. The Company uses traditional fundamental valuation techniques in evaluating an investment.


         Russian Real Estate Development Project



         The Company, through OIL, is an investor in a high-rise apartment complex in Moscow, Russia (the "Project"). In 1994, 1995 and 1996, the Moscow city government authorized a Russian construction company, "Kvartal 32-33", to coordinate construction of five high-rise apartment buildings in two housing blocks in Moscow. The goal of the Project is to provide modern housing, comparable to European standards, by building high-rise apartment complexes located at Leninski Prospect 116-1, Leninski Prospect 128-1, Leninski Prospect 98-1, Udaltzova Street 5-1, and Udaltzova Street 27-1.

         The Project is being financed by private investors, including the Company, "Kvartal 32-33," Zarubezhtsvetmet, a Russian exporter of non-ferrous metal, DTD Trading House, a Nizhnevartovsk (Russia) oil company, and Kvazar, a Russian publishing company. As of March 31, 2000, the Company has invested
$3,847,585 in the Project. The Company's investment is estimated by the developer to be less than 10% of the total Project.

         Management believes that the Company's return on investment will be realized in two stages. During the first stage, OIL received unimproved space in the building at Leninski Prospect 116-1. The Company intends to develop this space into a Fitness Center offering a workout area, fitness bar, sauna, massage parlor, tanning salon, beauty salon, restaurant and a liquor bar, to be operated by OIL (the "Complex"). The Complex offers 741 square meters (7,974 square feet) in area. The restaurant will be designed to host up to 40 people, the fitness center will be designed to host 30 people and the salon will be designed to host 8 people.

         OIL also received a five-bedroom apartment in Moscow measuring 267 square meters (2,820 square feet), which was used by the Company's President, Chief Executive Officer, director and principal shareholder, Mr. Oxenuk. In April 2000, Mr. Oxenuk agreed to pay the Company a total of $1,790,465, which includes $563,300 (apartment appraisal cost), $50,000 (the cost of two underground garages) and $ 1,177,165 (tenant improvement cost) over the next fifteen years as compensation for the apartment. See Part I, Item 7,"Certain Relationships and Related Transactions."

         The second stage of the Project entails the completion of the building, located at Leninski Prospect 128-1. It is expected to be completed in the first quarter of 2001. A total of 1,290 square meters (13,890 square feet) of undeveloped space in this building has been assigned to OIL by the developer. This unimproved space consists of the following: (1) 440 square meters (4,812 square feet) on the first floor; (2) two one-bedroom apartments, each 105 square meters (1,130 square feet); (3) two two-bedroom apartments, each 148 square meters (1,590 square feet); and (4) two three- bedroom apartments of 163 and 175 square meters (1,755 and 1,880 square feet, respectively). The Company intends to sell the apartments, although there can be no assurance that this will occur.



Marketing



Trade Shows

         In 1999, the Company participated in Russian business forums and trade shows. The Company attended the 2nd Russian Conference "E-commerce "1999", held November 11 and 12, 1999, in St. Petersburg, Russia. The Company also attended the Business@Internet.Russia -"real business in a new world," December 7, 1999 in Moscow, and the 3rd Conference "Internet Marketing, Fall 99" in Moscow. In March 2000, the Company participated and co- sponsored the Fourth Russian Internet Forum (RIF). The Company's officers presented three reports. The thesis of all the reports can be found at the RIF web site (www.rif.ru). By participating in shows and exhibitions, the Company intends to promote its services and products to the Russian speaking community.

The Internet

         The Company has created an interactive web-site (http://www.oxir.com), containing information about its major lines of business. The Web-Site has links to the Company's current projects.

         In order to determine the most effective way of reaching consumers, the Company will initially use the Internet media to focus on banner advertising. By the end of the second quarter 2000, the Company expects to display banners in banner exchange nets, namely RLE (Russian Link Exchange) and in the major Russian search engines such as Rambler, Yandex, Aport, Atrus, and List. Paper Publications

         The Company regularly places advertisements in such business guides as Moscow Yellow Pages, Russian Yellow Pages, Stolitsa Kontakt!, Moscow-Address, and Golden Business of Moscow. The Company employs a marketing strategy that involves advertising in international and local publications such as "Global Review", "The Economist", "Expert", "Banks and Technologies" , "Moya Moskva", "Kompaniya", "Gorod Aeroport", "Transaero-flight UN", and "Moscow News." The E-shop advertisement is published monthly in "Internet" and "Mir Internet". Besides paid advertisements, non-commercial materials were published in Russian newspapers and magazines, such as: "Kompaniya", "Mir Internet", "Dengy", "Kommersant-Vlast'" and newspapers: "Izvestia", "Segodnya", "Kommersant-Daily",

"Trud", "Vremya", "Moscow News", "Rossiyskaya Gazeta", "Komsomolskaya Pravda", "Ekonomika y zhizn'".

Television and Radio

         In Sochi, Russia, a television program in the series "Business by All Rules" featured the activities of the Company and Mr. Vassili Oxenuk, its President, Chairman of the Board of Directors, Chief Executive Officer and principal stockholder. The Company intends to advertise its e-commerce project on CTC, a Russian television station, and plans to do radio advertising on "Avtoradio-Narodnaya marka."

Other Media

         The Company has entered into an agreement with Aeroflot Company representing the interests of Aeroflot whereby Aeroflot will place the Oxir logo and advertisements on air ticket envelopes for the first and business class passengers for regular Aeroflot flights to major Russian cities and international flights to the United States, Canada and Germany. The agreement is for a period of three months during which Aeroflot will distribute 68,000 ticket envelopes (14,000 within Russia; 10,000 on flights to Canada; 30,000 on flights to USA; and 14,000 on flights to Germany). The Company has paid Aeroflot USD $8,206.

         The Company also uses advertisement billboards in strategic areas of Moscow, including the major international airport in Russia, Sheremetievo.

         The Company places monthly the advertisement of its services on Moscow ATM receipts (128 automatic teller machines using the credit cards of all the major Russian payment systems such as Visa, Master Card, American Express, etc.) The circulation of the Company advertisements amounts to 800,000 receipts monthly.

Competition

         The Company has many competitors in the areas of Internet access, financial services and real estate development. Many of the Company's competitors are larger, established companies with greater assets and financial reserves than the Company. The Company's future success will partly depend on its ability to compete with these businesses. Presently, there can be no assurance that the Company will be able to compete with these businesses.

         Internet

         Those entities in direct competition with OIS's e-commerce business in Russia are Ozon (http://www.o3.ru/), Mistral (http://www.mistral.ru), Books of

Russia   (http://www.books.ru),   Knorus   (http://www.book.ru)   and  Y  Sitina
(http://www.kvest.com). All of these companies offer products similar to those offered by the Company and some have a history of up to three years.

         Several  online  shops  offer  books,  videotapes  and CDs for  Russian speaking customers outside of Russia. They include Russian Shopping Club (http://www.russianshopping.com), Sverdlov.com (http://www.sverdlov.com),
Kniga.com (http://www.kniga.com) and Dom Knigi (http:.www.domknigi.com). The Company believes that these competitors have a limited selection of goods and relatively high prices in comparison to the Company's site. The Company also believes that it competes favorably with these other companies in its terms and cost of delivery.

         Because the Company's existing competitors are registered as Russian businesses, they are unable to establish foreign merchant accounts which would enable them to process credit card payments by respectable and reliable American paying systems. As a result, they are forced to use credit card payment systems developed in Russia (for instance, Assist). Management believes that its use of the CyberCash processing system gives it an advantage over competitors because CyberCash is the most widely know credit card processing on the Internet.



         The Company also plans to employ the traditional payment methods of cash on delivery and wire transfers. In addition to providing a selection of payment methods, the Company also offers a wide selection of products and services and delivery options.



         With these features the Web Site aims to attract Russian Internet shoppers and retain their business as repeat customers. According to the quarterly report published by Gallup Media in October 1999, and reports given during the Internet Marketing Fall 1999 conference in Moscow (December 15-17,
1999), the number of Internet users in Russia is estimated at between 2.5 and 3 million. The majority of users (83%) is male and between the ages of 20 and 30 (67%). Based on market research conducted by OIS, Russian Internet users, who responded to an on-line questionnaire, indicated the following preference for payment methods: (1) cash on delivery (49%); (2) credit cards (44%); (3) bank account transfers (17%); and (4) payment forward (13%). OIS has taken these demographics into consideration in tailoring its on-line store contents and the other choices it makes available to its customers. Financial Services

         The principal competitors to OFS, the Company's financial services subsidiary which provides financial services to Russian clients are Interstock (http://www.interstock.ru/), Global Market Online (http://www.activtrade.com), Nat Invest Securities (http://www.natinvest.com), Internet Trading Group (http://www.internettrading.ru) and Infoline (http://svn.edunet.ru/Stocks/). Although the Company has a relatively short operating history, it believes it can compete in the financial services business because of the experience and expertise of its personnel in dealing in the Russian economy and knowledge of the U.S. securities markets. The Company also offers smaller initial minimum investments and is price competitive for its services.


         Real Estate



         In the real estate development market in Moscow, Russia, the Company's main competitors are Holding Conti, Golden Keys, Centre 2000 and MIAN. These companies are promoting projects that are comparable to the Company's Project. Holding Conti currently has a project named "Glebovo Complex" located on Begovaya Street. The cost per square meter of this property is between USD $2,200 and USD $2,500. Golden Keys has a complex located on 1 Minskaya Street. Golden Keys' prices per square meter of this property range from USD $2,000 to USD $2,800. Centre 2000's property on 11 Pozharski Pereulok is priced between USD $2,300 and USD $2,700 per square meter. MIAN has three different properties. The property located on 15/2 Krylatskie Hills sells for USD $1,500 to USD $2,350 per square meter. The cost per square meter of the property on 10/2 Obydenski Pereulok starts at USD$2,300. The prices for the property on 29 Novy Arbat Street start at USD$2,900 per square meter.

         By comparison, the condominiums at 116-1 Leninski Prospect were sold for USD $1,900, USD $2,100 and USD $2,150 per square meter. The condominiums in 128 Leninski Prospect, the Company's second project, are priced at construction stage between USD $1,180 and USD $1,680 per square meter. In addition to price, the Company's strategy is to stress the location of its projects; the amenities provided to residents including full fitness and beauty facilities, restaurant, and day care, the security system, and the properties' modern technology construction. Further, the Company's property has no structural bearing walls within the buildings. This allows residents to determine the layout of their unit.



         Doing Business in Russia

         Management believes that the Company has an advantage as a foreign resident entity, which includes being subject to United States taxation instead of Russian, a developed business network, and certain forms of both legal and financial protection and guarantees from Russian and Moscow governments. However, an unstable Russian economy makes it difficult to predict the Company's success.



         Under Russian Federal law, an American company operating in Russia is not subject to taxation in Russia on certain categories of income. Categories of income which are tax exempt at their source include those not directly connected with a non-resident company's commercial activity. This includes interest received from bank deposits, loan or lease agreements and stock dividends. A non-resident company may be exempted from tax on income received as a result of the company's commercial activity in Russia if such activity is indicated in the agreement between the United States and the Russian Federation of June 17, 1992. Guarantees provided by the government to non-resident companies are enumerated in Russian Federal law. Under this law non-resident companies have the right to:

         * Legal defense of foreign investors' activities in the Russian Federation.

         * Use of different forms of investments in the territory of the Russian Federation.

         *        Assignment of rights and duties to third persons.
         * Compensation in the event of property nationalization and confiscation.
         * Guarantee against an adverse change in legislation of the Russian Federation.

         *        Appropriate   settlement  of  disputes   which  may  arise  in
                  connection with investments and business activity of a foreign investor in the territory of the Russian Federation.

         * Use in the territory of the Russian Federation and transfer abroad of income, profits and other legally received funds.

         *        Free  export  from  the  Russian   Federation   property   and
                  information initially brought into the country as foreign investment.

         *        Acquisition of securities.
         *        Participation in privatization.
         * Utilization of land, natural resources, buildings and other real property.

         Many of the Company's competitors are subject to other Russian taxes because they are Russian companies.



         All of the Company's sales, reselling, web hosting, web design and e-commerce in Russian is done by Oxir-Russia.



Patents, Trademarks and Licensing Agreements



         The  Company  has  filed  a  trademark  for  its  logo  in the  Russian
Federation, but has not registered any trademarks in the United States. Currently, the Company has no patent or licensing agreements except for standard software license agreements with Oracle, Red Hat, Microsoft, CyberCash and Apache Group, among others.



Research and Development



         The Company develops its own software for the creation of web applications. The Company also develops its own system to create Internet stores. At present, five programmers, a systems analyst and a database administrator are involved in this development process.

         The application server is in itself a platform for the convenient and effective creation of dynamic Internet sites such as online stores and information portals. Currently the programs are developed on the Win32 and Linux platforms. In the near future, the programs will be transferred to the Solaris SPARC and Solaris Intel systems. Since the fall of 1999, the Company's Web Site has been operating on the already developed software programs.

         The system for creating on-line stores is composed of a web application server and a database (Oracle 8), designed for the rapid launching and effective operation of e-commerce web-sites. The database consists of catalogue modules, designed for the support of the store's online display, and back-office operations such as client order processing, inventory support, delivery and accounting preparation. At present, this is the system used to operate the Web Site.

         The Company also develops its own software for web-hosting management. Presently, four programmers are involved in this development process, primarily UNIX coding. The management systems, intended to simplify clients' access to the information concerning audience of their sites and/or content management, were launched in the fall of 1999. The development is carried out with open source software, which is free from licensing fees like Linux operation system and GCC C/C++ language compiler.



         If in the future the Company acquires or becomes associated with a business or entity that requires research and development of products, the Company will allocate such funds as may be necessary for research activities. As of the date hereof, the Company does not contemplate such activities in the immediate future.



Employees



         Presently, the Company employs 83 people among the Moscow (25 employees) and Sochi (4 employees) representative offices, Oxir Internet
Solutions, Inc. - Moscow representative office of the Nevada Corporation(29 employees), OXIRIS (16 employees), Oxir Consulting (8 employees) and the Las Vegas corporate office (4 employees). Three employees allocate their time between more than one of the Company's divisions. In addition to its full-time employees, the Company occasionally uses the services of consultants on a contract basis.

         Because the Company acts as an investor in, rather than a developer of, construction projects in Russia, it is not necessary for the Company to maintain a staff for these projects. All construction and affiliated jobs relating to the Project are carried out by the Project developer. The Project is overseen by the Company's management.

         Management intends to hire additional qualified employees only as business conditions warrant and as funds are available. In such cases, compensation to management will be consistent with prevailing wages for the services rendered. The Company does not anticipate in the immediate future to offer any employee a bonus, profit sharing or deferred compensation plan.

Facilities



         The Company's principal place of business and corporate offices are located at 3980 Howard Hughes Parkway, Suite 340, Las Vegas, Nevada 89109. The facilities consist of approximately 1500 square feet of office space and is leased for a term of five years at the rate of $4,158 per month. The Company believes that its current principal offices are adequate for the immediate future.

         The Company uses as its Moscow representative office the facilities acquired from OFS and OIL located at Nauchny Proezd 12 Office #28, Moscow, Russia 117802. The facilities are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor. The facilities are leased at the rate of $15,184 per month and consist of 790 square meters (8500 square feet).



         The Company's Sochi representative office is located at Gagarina Street 5 Sochi Russia 354065. The facilities consist of approximately 1,076 square feet and are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor.

Litigation



         The Company is not a party to any material pending litigation and, to the best of its knowledge, no such action has been overtly threatened against the Company.



Risk Factors Relating to the Company's Business



 An investment in the Company's common stock involves a high degree of risk, including the risks described below. Each of these risks could materially adversely affect the business, operating results and financial condition of the Company.



         Risk Factors Relating to the Company Generally

         High Volatility of Russian Economy and Foreign Operations

         Much of the Company's business is being conducted either in Russia or with Russian citizens. The Russian economic and political situations are considered highly unstable and unpredictable. Management believes that worldwide consumers generally have a low confidence level in Russian financial institutions. Russia does not currently have a developed credit card system or a highly developed telecommunications infrastructure. This may lead to overloaded lines, slow speed of electronic traffic, and a potential for break-downs. Renewed financial or political crisis in Russia could have a severely negative impact on the Company's operations. Also, the state of technology of the Russian telecommunications industry causes the Company to experience time delays and added expenses. The Company's foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in U.S. dollars and Russian rubles as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable and the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations and/or assets. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of the Company or that the political, cultural or economic climate outside the United States will be favorable to the Company's operations and growth strategy. Such actions or developments could have a material adverse effect on the Company's business, financial condition and results of operations.

         Limited Operating History

         The Company has a limited operating history and is in the early phases of operation. The Company's likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures. There can be no assurance that the Company's business ventures will be successful or that it will be able to attract and retain sufficient customers and clients to attain its goals. The success of the Company will be affected by expenses, operational difficulties and other factors frequently encountered in the development of a business enterprise in a competitive environment, many of which may be beyond the Company's control. See Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 1, "Description of Business."

         No Assurance of Profitability

         The Company anticipates that its operating expenses will increase substantially as its business expands and there will be a greater need to generate significantly more revenues to achieve profitability. There can be no assurance that the Company will ever achieve significant revenues or profitable operations. See Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto.

         Mr. Oxenuk, the Company's President, Chief Executive Officer, Director and the principal stockholder, beneficially owns approximately 59% of the Company's outstanding common stock as of February 28, 2000. As a result, Mr. Oxenuk possesses significant influence over the Company on matters including the election of directors. This concentration of share ownership may: (i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover, or other business involving the Company; or (iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

         Possible Difficulties in Future Funding

         In the past, the Company has financed much of its operations with profits from its investments in the securities markets. It is unlikely that this funding source will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek funding from outside sources. There can be no assurance that outside funding will be available to the Company at the time and in the amount to satisfy the Company's needs, or, that if such funds are available, they will be available on terms favorable to the Company. The Company may also consider selling new securities, either privately or publicly to raise funds. If the Company issues additional shares of common stock, current shareholders may experience immediate and substantial dilution in their ownership of Company shares. In the event the Company issues securities or instruments other than common stock, it may be required to issue such instruments with greater rights than that currently possessed by holders of the Company's common stock.

         Absence of Prior Public Market for the Common Stock

         Prior to the effectiveness of this Registration Statement there has been no public market of the Company's common stock. There is no assurance that an active trading market will develop or be sustained.

         Competition

         The Internet, financial services and real estate development industries are characterized by intense competition. The Company will compete with other e-commerce web sites, financial services and real estate development companies in its targeting of Russian speaking customers. Based upon its knowledge and assessment of these industries, the Company considers the following to be its primary competitors in each industry:

Industry                          Competitor

--------                          ----------
Financial Services        Interstock (http://www.interstock.ru/)
                          Global market Online (http://www.activtrade.com)
                          Nat Invest Securities (http://www.natinvest.com)
                          Internet Trading Group (http://www.internettrading.ru)
                          Infoline (http://svn.edunet.ru/stocks/)

Internet Services                 Ozon (http://www.o3.ru/)
                          Mistral (http://www.mistral.ru)
                          Books of Russia (http://www.books.ru)
                          Knorus (http://www.book.ru)
                          Y Sitina (http://www.kvest.com

Web Hosting                       Rinet (http://www.rinet.ru)
                          CNT (http://www.cnt.ru)
                          Russian Express (http://www.express.ru)
                          Zenon N.S.P. (http://www.zenon.net)

Real Estate               Development               Holding Conti
                          Golden Keys
                          Centre 2000
                          Mian

         Some of these competitors have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company prudently can manage, including risk with respect to the creditworthiness of purchasers or risk related to geographic or other concentration of investment.

         Risks Relating to OIS and E-commerce Business

         Maintenance of Rapid Technology Change

         OIS, one of the Company's subsidiaries, operates the Web Site which engages in e-commerce offerings to Russian-speaking individuals on the Internet. This is a fast growing and rapidly changing industry. Internet technology, commercial applications and online users are constantly evolving. If the Company is unable to respond to rapid changes involving the Internet and its technology, the Company's business could be adversely affected.

         Dependence Upon Uninterrupted Technology Failures Operations

         The Company's e-commerce business is dependent on the efficient and uninterrupted operation of its computer and communication hardware and software systems. System interruptions that cause the Company's web sites to be unavailable or that reduce the ability to process transactions could materially and adversely affect the Company's business, operating results and financial conditions. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Although the Company has experienced occasional short-term interruptions, none lasted more than an hour. The Company is developing a disaster recovery plan to minimize these risks. In the summer of 2000, the Company intends to purchase and install the powerful APC Uninterrupted Power Supply system (UPS) Silcon DP300E/60, and in the fall of 2000, the company will purchase and install the Wilson 60 diesel power generator. This will decrease server down-time in case of a power failure. Presently, the Company's server data is stored using RAID5 technology. Backup of the Company's server data is performed regularly using high reliability HP SureStore DLT40 tape systems. The Company is planning to purchase a reserve server to function as a back-up data server in case the main server malfunctions.

         Susceptibility to On-line Security Breaches

         Online security breaches could negatively impact the Company's e-commerce line of business. To protect confidential information, the Company relies on encryption technology, which transforms information into code designed to be unreadable by third parties. The Company also employs authentication technology that uses passwords and other information to prevent unauthorized persons from accessing a customer's information. If a person circumvents existing security measures, that person could misappropriate confidential information about the Company, its customers, or cause interruption in operations. Security breaches that result in access to confidential information also could damage the Company's reputation and expose the Company to a risk of loss and liability.

Additionally, the Company may be required to make significant expenditures and expend considerable effort and time to protect against security breaches.

         Risks Associated With Use of Domain Names

         The Company owns the rights to various Web domain names, including "Oxir.com", "Oxiris.com", "Oxiris.net" and "Oxiris.ru." Governmental agencies typically regulate domain names. These regulations are subject to change. The Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of its trademarks and other proprietary rights.

         Dependence on Increased Use of the Internet

         The Company's future success will depend greatly on increased use of the Internet by individuals and businesses for advertising, marketing, providing services and conducting business. Commercial use of the Internet in Russia is currently at an early stage of development and the future of the Internet in Russia is not clear. In addition, it is not clear how effective advertising on the Internet is in generating business as compared to more traditional types of advertising such as print, television, and radio. Because a significant portion of the Company's business depends on the success of OIS, its Internet subsidiary, the Company's business will suffer if commercial use of the Internet fails to grow in the future.

         Necessity to Establish and Maintain Brand Names

         The Company believes that establishing and maintaining brand names is essential to expanding the Company's Internet business and attracting new customers. The Company also believes that the importance of brand name recognition will increase in the future because of the growing number of Internet companies that will need to differentiate themselves. Promotion and enhancement of the Company's brand names will depend largely on its ability to provide consistently high-quality products and services. If the Company is unable to provide high-quality products and services, the value of its brand name may suffer.

         On-line Commerce Security Risks

         A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on CyberCash encryption and authentication technology as well on encryption and authentication technology licensed from other companies (for auxiliary operations) to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the filed of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of the Internet and other on-line transactions and the privacy of users may also inhibit the growth of the Internet and other on--line services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that the activities of the Company or third party contractors involve the storage or transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

         Risks Relating to OFS and Securities Trading

         Inherent Risks Associated With Securities Trading

         The Company is actively involved in trading in various securities markets and carries a substantial debt related to trading on margin. Equity and other financial markets are typically volatile and the Company is subject to a variety of market and economic risks. By trading in leveraged or margin accounts, the Company's risk is increased. Margin rates can vary or increase making it much more difficult for the Company to carry its margin debt. If the equity in its margin account falls below set limits, the Company may be forced to liquidate an investment which could cause substantial losses.

         Possibility of Wide Fluctuations in the Value of Some Company
         Assets

         A portion of the Company's assets include equity securities of both publicly traded and privately owned companies. In particular, the Company owns a significant number of shares of common stock in publicly traded companies. The market price and valuations of the shares of these and other companies may fluctuate due to market conditions and other conditions over which the Company has no control. Fluctuations in the market price and valuations of the securities that the Company holds in other companies may result in fluctuations of the market price of the Company's common stock and may reduce the amount of working capital available to the Company.

         Risk of Being Deemed an Investment Company

         Because some of the Company's equity investments in other entities or businesses may constitute investment securities, it is possible that the Company might become subject to registration under the Investment Company Act of 1940 (the "1940 Act"). Generally, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or "safe harbor" applies. If the Company were deemed to be an investment company, it would become subject to the requirements of the 1940 Act. As a consequence, it would be prohibited from engaging in business or issuing its securities as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of the Company's contracts might be voidable, and a court-appointed receiver could take control of the Company and liquidate its business.

         Although the Company's investment securities currently comprise less than 40% of its assets, fluctuations in the value of these securities or of the Company's other assets may cause this limit to be exceeded. This would require the Company to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Company sells its investment securities, it may sell them sooner than it otherwise would. These sales may be at depressed prices and the Company may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Company may incur tax liabilities when it sells assets. The Company may also be unable to purchase additional investment securities that may be important to its operating strategy. If the Company decides to acquire non- investment security assets, it may not be able to identify and acquire suitable assets and businesses.

         Risks of Investing in Small to Medium Capitalization Companies

         Investing in the securities of small to medium capitalization companies involves greater risk and the possibility of greater portfolio price volatility. Historically, small market capitalization stocks and stocks of recently organized companies have been more volatile in price than the larger market capitalization stocks included in the S&P 500 Index. Among the reasons for the greater price volatility of these small company and unseasoned stocks are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such stocks.

         Risk of Investing in Fixed Income Securities

         When interest rates decline, the market value of fixed income securities tends to increase. Conversely, when interest rates increase, the market value of fixed income securities tends to decline. Volatility of a security's market value will differ depending upon the security's duration, the issuer and the type of instrument. Investments in fixed income securities are subject to the risk that the issuer could default on its obligations and the Company could sustain losses on such investments.

         Risks of Derivative Transactions

         The Company's transactions, if any, in options, futures, options on futures, swap transactions, structured securities and currency forward contracts involve certain risks, including a possible lack of correlation between changes in the value of hedging instruments and the portfolio assets being hedged, the potential illiquidity of the markets for derivative instruments, the risks arising from the margin requirements and related leverage factors associated with such transactions. The use of these management techniques to seek to increase total return may be regarded as a speculative practice and involves the risk of loss if the Company is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices.

         Risks Related to OIL and Real Estate Development

         General Risks

         Real property investments are subject to varying degrees of risk. The effective yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. The Company's income and ability to make distributions to its shareholders is dependent upon the ability of its properties to generate income in excess of operating expenses, debt service and necessary capital expenditures. Income from multifamily and retail properties may be adversely affected by the general economic climate, local real estate conditions (such as an oversupply of, or a reduction in demand for, apartments and retail space), the attractiveness of the properties to tenants and shoppers, the quality and philosophy of management, the ability of the owner to provide adequate maintenance and (with respect to the apartments) insurance, and increased operating costs (including real estate taxes). In addition, income from properties and real estate values also are affected by such factors as the costs of governmental regulation, including zoning, tenants' rights and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. Although the Company intends to sell the apartments owned by it in the second phase of the Project and to operate the Complex itself, there can be no assurance that it will be able to do so. In that event, the Company's income would be adversely affected if a significant number of tenants were unable to pay rent or if apartments or retail space could not be rented on favorable terms. Certain significant expenditures associated with each equity investment in a property (such as mortgage payments, if any, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property.

         Illiquidity of Real Estate

         Real estate investments are relatively illiquid and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

         Changes in Laws

         Increases in real estate taxes and income, service or transfer taxes cannot always be passed through to tenants in the form of higher rents, and may adversely affect the Company's funds from operations and its ability to make distributions to its shareholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on environmental discharges or other conditions, as well as changes in laws affecting construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect the Company's results of operations.

         Acquisition of Properties Under Construction



         The Company is currently an investor in the Project, a Russian real estate project under construction. To the extent that the Company invests in or acquires property on which improvements are to be constructed or completed, the Company may be subject to certain risks from the developer's inability to control construction costs or to build in conformity with plans, specifications and timetables. The developer's failure to perform its obligations may necessitate legal action by the Company to rescind its investment in the Project, to compel performance or to seek damages. Any such legal action would result in increased costs to the Company. In any case in which improvements are to be constructed or completed or in which a property is not yet in operation, the Company will be subject to additional risk, including the risk of delay in completion and in receipt of income from the use or sale of the property.



ITEM 2.           Management's Discussion and Analysis or Plan of Operation

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview



         Financial information presented herein pertains to the Company as of May 19, 1998 through its fiscal year ended June 30, 1999 and 1998 and for the six month period ended December 31, 1999. The Company has elected a fiscal year ending June 30.



Results of Operations



 For the fiscal year ended June 30, 1999.

         Because the Company reinstated its operations only in November 1998, there is no financial information for the previous fiscal year that ended June 30, 1998. For the fiscal year ended June 30, 1999, the Company had no revenue from sales. During fiscal year ended June 30, 1999, the Company's primary business activity was managing funds for private and corporate clients in stock and money markets and engaging in various trading activities for Company accounts in the United States markets through OFS. For the fiscal year ended June 30, 1999, trading activities resulted in the Company realizing a $1,694,087 gain on the sale of marketable securities and a net unrealized gain on marketable securities of $1,725,464. During fiscal year ended June 30, 1999, the Company had general and administrative expenses of $474,583, consisting primarily of $135,657 in operating expenses for the Las Vegas facilities, $88,723 in professional services, $98,055 in salaries, $37,503 in housing expenses, $35,266 in travel expenses, $19,810 in utilities, $15,800 in public relations expenses and $9,575 in medical expenses. Also, the Company had interest expenses of $84,900.



         Income before taxes for the fiscal year ended June 30 1999 was $2,785,873, primarily generated by the Company's trading activities. The Company's tax liability as of June 30, 1999 was $948,894, consisting of $398,760 in current income taxes due and $550,134 in deferred income taxes. Deferred income taxes are based upon unrealized gains due to market appreciation of the Company's marketable securities. For the fiscal year ended June 30, 1999, net income was $1,836,979, or $.11 per share.

         For the three and six months ended December 31, 1999 compared to the three and six months ended December 31, 1998.



         Net income for the three month ("second quarter") and six month ("first half") periods ended December 31, 1999 was $1,226,000 ($.06 per share) and $1,573,660 ($.07 per share), respectively, compared to $1,154,881 ($.07) per share) and $1,034,519 ($.10 per share) for the second quarter and first half of 1998, respectively. The Company had no revenue from sales during the second quarter or first half of 1999 or 1998. The 6% increase in net income for the second quarter of 1999 is attributed primarily to the 141% increase in net realized gains on marketable securities from $375,475 in the 1998 second quarter to $905,272 in the 1999 second quarter. This gain was partially offset by the 21% decrease in net unrealized gain on marketable securities, from $1,250,375 in 1998 to $985,513 in the 1999 period, due to management's decision to sell a portion of the Company's marketable securities. During the second quarter of 1999, total costs and expenses increased 101% from the second quarter of 1998, primarily attributed to the 87% increase in general and administrative expenses due to opening offices in Las Vegas, Nevada and Moscow, Russia, and the 286% increase in depreciation expense related to the Las Vegas and Moscow offices. The Company's income tax obligation increased 11% from $316,298 in the second quarter of 1998 to $350,000 for the second quarter of 1999, based on pre-tax capital gains. The Company pays taxes in both Russia and the United States.

         The 52% increase in net income for the first half of 1999 is attributed primarily to the 386% increase in net realized gain on marketable securities from $375,475 in the first half of 1998 to $1,824,086 in the first half of 1999. Also, net unrealized gain on marketable securities increased 16% to $1,451,040 in the first half of 1999 from $1,250,375 in the first half of 1998. During the first half of 1999, total costs and expenses increased 480% compared to the 1998 period. General and administrative expenses increased 375% during the first half of 1999, depreciation expense increased 542% and rent expense increased 235% due to opening the Las Vegas and Moscow offices. The Company's income tax obligation increased 15% from $316,298 in the first half of 1998 to $362,606 for the first half of 1999.



         Interest expense for the second quarter and first half of 1999 increased 128% and 516%, respectively, when compared to the second quarter and first half of 1998. This increase reflects interest paid on the Company's margin accounts and the mortgage on real property located in Las Vegas.

Liquidity and Capital Resources



         The Company has satisfied its initial working capital needs from the sale for cash of its common stock and from income generated by the Company's trading activities. See Part II, Item 4, "Recent Sales of Unregistered Securities." Working capital at June 30, 1999 was $505,938, consisting primarily of investments in trading securities of $4,672,246. This was primarily offset by the debt on the Company's margin accounts of $1,981,464, provision for taxes and deferred tax liability of $948,894, and client funds payable of $1,252,131, representing funds invested with the Company in a trading account managed by the Company. Net cash provided by operating activities for the fiscal year ended
June 30, 1999 was $2,838,112, primarily attributed to the $1,836,979 of net income and $948,894 increase in provision for income taxes.

         During the fiscal year ended June 30, 1999, the Company's net cash used by investing activities was $1,548,483, attributed to the $1,977,764 increase in trading securities and $844,044 for the design and construction of office facilities and the purchase of office equipment, and partially offset by the $1,273,325 increase in margin account balance. During this same period, the Company's net cash used by financing activities was $1,237,002, primarily attributed the $2,337,867 advance to OIL , which funds were used for investing in the Project.Also, the Company expended $250,000 related to the acquisition of the controlling block of the Company's shares by the Company's President. During this period, the Company realized $1,103,000 from the issuance of common stock for cash.

         Total cash and cash equivalents at December 31, 1999 was $48,617 compared to $52,627 at June 30, 1999. Also at December 31, 1999, the Company had $4,937,524 in investments in trading securities compared to $4,672,246 at June 30, 1999. The 6% increase is due primarily to market appreciation.

         Net cash provided by operating activities for the second quarter and first six months of 1999 was $1,632,015 and $2,575,583, respectively, compared to $2,733,069 and $2,509,184 for the 1998 periods. The 40% decrease during the second quarter of 1999 is primarily attributed to the $1,202,125 increase in accrued liabilities in the 1998 period compared to the $6,389 decrease in 1999. This was due to the purchase of property and equipment. The 3% increase during the first six months of 1999 is primarily attributed to the increase in net income and depreciation expense; and the issuance of stock for services valued at $300,000. Offsetting the increase in net cash provided for the first half of 1999 was the $1,202,125 increase in accrued liabilities in the first half of 1998 compared to and increase of only $252,992 in first half of 1999. This was due to the purchase of property and equipment in the first half of 1998.



         Net cash used by investing activities for the second quarter and first half of 1999 was $1,854,248 and $2,736,873, respectively, compared to $2,715,527 and $2,818,190 for the comparable 1998 periods. These results are primarily attributed to the purchase of property and equipment.

         Net cash provided by financing activities was $157,595 and $157,280 for the second quarter and first half of 1999, respectively, compared to $0 and $350,000 provided in the first half of 1998. This reflects the issuance of the Company's stock for $600,000 cash during the first half of 1998 and $250,000 in costs related to the issuance.



         At December 31, 1999 the Company had total assets of $11,229,880 and stockholders' equity of $6,367,408. In comparison, at June 30, 1999, the Company had total assets of $8,765,153 and total stockholders' equity of $4,335,748. Working capital was $333,163 at December 31, 1999, compared to $505,938 at June 30, 1999.



         The Company anticipates meeting its working capital needs during the next twelve months primarily with revenues from trading activities in its marketable securities. The Company believes that it has adequate cash reserves to meet any routine contingency during the next twelve months. Management anticipates that the Company will be able to fund internally any future project or acquisition during the next twelve months. The Company does not foresee a need for additional financing unless internal funding is not adequate for a particular project or acquisition.

         In the event outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placement of its securities and/or a public offering. If the Company experiences a substantial delay in developing its projects and is unable to secure financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized. Management believes that it will have, or will be able to raise, sufficient funding to complete each project it has commenced. However, additional funding may be required for growth and the financing of future larger projects.

Plan of Operation



         During the next twelve months, the Company will continue to seek new investment opportunities and continue to develop its existing projects. The Complex has been divided by the Company into smaller sub-projects, including a fitness center, restaurant/health bar and a beauty salon located in the building. All of the sub-projects have equal priority and the Company is fully responsible for all sub-projects. The beauty and fitness center will be under construction until approximately October 2000 and are expected to be fully operational by December 2000. The approximate cost of the Complex is $960,000, allocated as follows: Fitness Center ($475,000), Restaurant ($255,000), Beauty Salon ($230,000) .

         It is anticipated that the Company's second real estate project will be completed in the fourth quarter of 2000. The Company anticipates that its total investment in this project will be approximately $2,200,000, which the Company believes can be provided internally.

         In February 2000, OIS finalized its programming and database preparation for the launching of book, audio and video sales. The virtual reality store is fully operational and is increasing the sales volume every month.

         The Company does not anticipate making any significant capital expenditures for office facilities or equipment. There are no current plans for the Company to become engaged in manufacturing of any products. Management does not anticipate hiring additional employees until warranted by business conditions and availability of funds.

         The Company anticipates meeting its working capital needs during the next twelve months primarily with revenues from trading activities in its marketable securities and possibly by interim financing to provide working capital if necessary. Management has not entered into any arrangements or definitive agreements for a private placement of securities and/or a public offering. If the Company's operations are not adequate to fund its operations and it is unable to secure financing from the sale of its securities or from private lenders, the Company could experience losses which could curtail the Company's current operations and future projects. The continuation of the Company as a going concern is directly dependent upon the success of its future operations and ability to obtain additional financing.

Recent Accounting Pronouncements



         In June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.



Inflation

         In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000



         The Year 2000 issue results from an industry-wide practice of representing years with only two digits instead of four. Beginning in the year 2000, date code fields need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates (2000 or 1900). As a result, computer systems and/or software used by many companies needed to be upgraded to comply with such Year 2000 requirements. Through March 31, 2000, the Company has not experienced any significant problems associated with the Year 2000 issue. As of March 31, 2000, the Company has not been made aware of, nor has it experienced, date related problems with any third-party software. Although it appears that the Year 2000 issue will not have a significant adverse effect on the Company, the Company continues to monitor the Year 2000 compliance of its internal systems. Undetected errors in its internal systems that may be discovered in the future could have a material adverse effect on its business, operating results or financial condition.



Risk Factors and Forward Looking Statements



         This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ materially from such forward-looking statements. Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, and which may be beyond the Company's control, including, but not limited to, the following: the possible success of the Company's varied projects and subsidiaries, the volatility of the financial markets in which the Company invests, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, the industries in which the Company operates, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. Any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof or comparable terminology are intended to identify forward- looking statements.



ITEM 3.           Description of Property



         As of March 31, 2000, the Company has invested $3,261,706 into the construction of the Project in Moscow. The Company has applied approximately $1,069,460 from this investment to develop the Complex in one of the apartment buildings constructed in the Project. There are no limitations on the ownership and no liens on the property.



         The Complex will include a workout area, fitness bar, sauna, massage parlor, tanning salon, beauty salon, restaurant and a liquor bar. The floor space is approximately 7,974 square feet. It is currently undergoing the initial construction stage and is scheduled to open by December 2000.

         The Company maintains a sorting warehouse located in Moscow, Russia consisting of 66 square meters (2260 square feet) with a daily capacity of 15,000 items. The facility is leased for a term of one year with a right for automatic renewal.

         On April 1, 1999, the Company purchased a single-family house in Las Vegas, Nevada for the price of $362,000 for Mr. Oxenuk and his family to occupy. The Company paid $164,514 as a down payment with the balance mortgaged with GreenPoint Mortgage Company. As of March 31, 2000, the Company has paid $1,369 and $206,631 is remaining to be paid on the mortgage principal. The mortgage is secured by a first lien on the single-family home and surrounding property.

         The Company's principal place of business and corporate offices are located at 3980 Howard Hughes Parkway Suite 340 Las Vegas, Nevada 89109. The facility consists of approximately 1500 square feet of office space and is leased for a term of five years at the rate of $4,158 per month. The Company believes that its current principal offices are adequate for the immediate future.

         The Company uses as its Moscow representative office the facilities acquired from OFS and OIL located at Nauchny Proezd 12 Office #28, Moscow, Russia 117802. The facilities are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor. The facilities are leased at the rate of $15,184 per month and consist of 790 square meters or 8500 square feet.

         The Company's Sochi representative office is located at Gagarina Street 5 Sochi Russia 354065. The facilities consist of approximately 1,076 square feet and are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor.

ITEM 4.           Security Ownership of Certain Beneficial Owners and
                  Management

         The following table sets forth information, to the best of the Company's knowledge, as of March 31, 2000 with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.



 Name and Address                                         Amount and Nature of                          Percent
of Beneficial Owner                                       Beneficial Ownership                         of Class(1)
-------------------                                       --------------------                         -----------
Vassili I. Oxenuk                                                12,449,319                               58.8%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
EC Venture Capital Ltd.  (2)                                      5,000,000                              23.6%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Vladimir N. Kishenin (2)                                          5,000,000                              23.6%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Michael Y. Smirnov                                                1,350,000                               6.4%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Kirill M. Mendelson                                                 270,000                               1.3%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Alexander Sarkissian                                                270,000                               1.3%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Inna Batrakova                                                      300,000                               1.4%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
All directors and officers                                       14,639,319                              69.1%
  a group ( 5 persons)



          *       Director and/or executive officer
Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

         (1) Based upon 21,190,200 shares of Common Stock outstanding on March 31, 2000.

         (2)      Mr.  Kishenin  owns  a  controlling   interest  in EC  Venture
                  Capital Ltd. and therefore may be deemed to be a beneficial owner of such shares.

ITEM 5.           Directors, Executive Officers, Promoters and Control
                  Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

             Name                      Age                Position
             ----                      ---                --------

     Vassili I Oxenuk                  36       President, CEO, Chairman
                                                and Director

     Michael Smirnov                   32       Vice President, CFO and
                                                Director

     Alexander Sarkisian, Ph.D.        52       Vice President
     Kirill M. Mendelson               29       Secretary, Treasurer and
                                                Director

     Inna Batrakova                    25       Vice President of
                                                Communications and Director

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under California law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

         None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors, officers, affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

         The business experience of each of the persons listed above during the past five years is as follows:

Vassili I. Oxenuk, President, Chief Executive Officer and Chairman



         Mr. Oxenuk is a graduate of the Moscow State University Mathematics Boarding School for Gifted Children and the Mojaysky Military Academy in Russia, from which he graduated with a Masters Degree in Informational Systems and Mathematical Support. His career experiences include Analytical Researcher for the Russian Central Military Intelligence Agency. From 1991 to 1995, Mr. Oxenuk established OxMoSe Company ("OxMoSe") in Leipzig, Germany, which created a joint venture in Russia for retail sales of consumer electronics, as well as production lines for milk and soft drink bottling. In May 1998, Mr. Oxenuk formed OXIR-Private, a California corporation, that subsequently merged with the Company. Mr. Oxenuk is currently pursuing his Doctoral Degree in Business Administration at Kennedy-Western University, a non accredited institution.

 Michael Smirnov, Vice President, Chief Financial Officer and Director


         Mr. Smirnov graduated from the Mojaysky Military Academy in Russia in 1989 with a Masters Degree in information systems mathematical support. His experience includes Analytical Researcher for the Russian Central Military Intelligence from 1989 to 1995 as well as investment and trading experience in world equity markets. He was certified as a trader with a Diploma of the First Category in 1994 by the Ministry of Finance of the Russian Federation. In 1995 he accepted a position as Financial Analyst Manager for OxMoSe. At the end of 1995, OxMoSe was dissolved and Mr. Smirnov transferred to an identical position with OFS. Since the merger of the Company with Oxir-Private, Mr. Smirnov has served the Company as Director, Chief Financial Officer, Vice President, and the Company's sole trader. Presently, Mr. Smirnov is currently pursuing his Doctoral Degree in Business Administration at Kennedy- Western University, a non accredited institution.



Alexander Sarkisian, Ph.D., Vice President



         Dr. Sarkisian has a Ph.D. in Economics and graduated from the Moscow State Aviation Institute (Technical University), at which he is presently a Professor of International Business. From 1986 through 1991, Dr. Sarkisian was Vice President of economic affairs at the state scientific production amalgamation Phazotron. Dr. Sarkisian was Vice President of the International Association "International Dialog" from 1992 to 1994 and served as Chairman of the Board of the Regionsotsbank, engaged in the collecting and processing communal fees in Moscow, Russia from 1995 to 1998. Dr. Sarkisian presently serves as the Chairman of the Board of: Stenholm Invest ApS, Denmark, a Danish investment company (Chairman since 1997); Imkor (Chairman since 1994); and ASPEKT Ltd (Chairman since 1991). Furthermore, Dr. Sarkisian conducts lectures at the Moscow State Aviation Institute (Technical University), Military Production Academy, and at the Courses of Crisis Management on the subject of International Investment, Decision Making Theory and Management.



Kirill Mendelson, Secretary, Treasurer, Director



         Mr. Mendelson attended the Moscow Medical Academy in Russia from 1988 to 1991. He received his BS with a minor in Business Administration from the University of Nevada Las Vegas, NV in 1995. From June 1995 to March 1998, he was Vice President of Marketing for Europe and Russia and Executive Director for US Direct Inc., a Las Vegas, Nevada company engaged in pursuing business opportunities in emerging markets. His responsibilities included consulting for and negotiating contracts, joint ventures, and export and import trade in Russia, Ukraine and the Baltic Republics. He joined Oxir-Private in September 1998.



Inna Batrakova, Vice President of Communications, Director



         Ms. Batrakova graduated from the Pyatigorsk State Linguistic University with major in English and Psychology. Upon graduation Ms. Batrakova was awarded her honors bachelor degree in Linguistics and Practical Psychology. Ms. Batrakova also acquired a certified diploma of the Interpreter's faculty at the same

University. Currently Ms. Batrakova is pursuing her Masters Degree in Business Administration at Kennedy-Western University, a non accredited institution. Ms. Batrakova started her career with Oxir-Private in February 1997 and accepted the position of Administrative Assistant at its representative office in Moscow. In November 1997, Ms. Batrakova was promoted to the position of the Executive Administrative Assistant and, in December 1998, she became Vice President of Communications. Presently her responsibilities include coordinating corporate communications with the Company's clients, the media and other business entities, as well as setting up a liaison structure for the implementation of new marketing programs. She also directs and coordinates all public communications for the Company, including soliciting media coverage and media
relationships,   development  of  corporate  brochures,  newsletters  and  press releases.



ITEM 6.           Executive Compensation



         The Company has entered into an employment contract with its President and Chief Executive Officer and director, Mr. Oxenuk, and with Mr. Mendelson, its Secretary/Treasurer and Director. Mr. Oxenuk's agreement provides that the Company will pay his monthly personal expenses, which are not to exceed $120,000 per year. Payment is made through Mr. Oxenuk's Citibank Visa and Citibank MasterCard accounts. Additionally, the Company is to provide housing for Mr. Oxenuk and his family and to pay all expenses related to the property. On April 1, 1999, the Company purchased a single-family house in Las Vegas, Nevada for the price of $362,000 for Mr. Oxenuk and his family to occupy. The Company paid $164,514 as a down payment with the balance mortgaged with GreenPoint Mortgage Company.From July 1, 1999 to March 31, 2000, the Company has paid $23,752 as compensations for Mr. Oxenuk's housing costs and related expenses.

         Mr. Mendelson's agreement provides that the Company will pay an annual salary of $40,000. In addition, the Company issued to Mr. Mendelson 270,000 shares of the Company's common stock as a cost of the original merger.


         The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the fiscal year ended June 30, 1999, to the Company's Chief Executive Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for the period depicted.



                                            Summary Compensation Table

                                                                                       Other           All
                                                                                       Annual         Other
Name and                                   Fiscal                                      Compen-        Compen-
Principal Position                          Year           Salary           Bonus     sation          sation
------------------                          ----           ------           -----     ------          ------
Vassili I. Oxenuk,                         1999*           $64,465         $ -0-        $ -0-          $5,228
President, C.E.O.                          2000**          $91,614         $ -0-        $ -0-        $ 23,752


---------------
         * From July 1, 1998 through June 30, 1999 ** From July 1, 1999 through March 31, 2000.

ITEM 7.           Certain Relationships and Related Transactions



         There have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.



         In June 1999, the Company finalized two separate agreements to acquire, through tax free exchange of shares, 100% of the issued and outstanding shares of OFS , a British Virgin Islands corporation, and OIL , a British Virgin Islands corporation, from Mr. Oxenuk, the Company's President, Chief Executive Officer, Director and the principal shareholder. Under the terms of the agreements, Mr. Oxenuk received an aggregate of 5,000,000 shares of the Company's common stock. Mr. Oxenuk did not participate in the Company's Board of Directors decision to make the acquisitions, however, the transactions were not negotiated on an arms length basis. The Company did not receive an independent valuation of either OFS or OIL.

         Pursuant to Mr. Oxenuk's employment agreement, on April 1, 1999, the Company purchased a single-family house in Las Vegas, Nevada for the price of $362,000 for Mr. Oxenuk and his family to occupy. The Company paid $164,514 as a down payment with the balance mortgaged with GreenPoint Mortgage Company. As of March 31, 2000, for a period of nine months, the Company has paid $23,752 as compensation for Mr. Oxenuk's housing costs and related expenses. The amount due on the mortgage principal as of March 31, 2000 was $206,631. See Part I, Item 6, "Executive Compensation."

         On January 4, 1999, the Company issued 1,350,000 shares of common stock to Mr. Smirnov, the Company's Vice President and Chief Financial Officer, in exchange for 27 publicly traded stocks, most of which are listed on the New York Stock Exchange or the Nasdaq National Stock Market. The value of the securities at the time of transfer was $1,201,812. This transaction was valued at predecessor cost, at $.70 per share, or an aggregate of $939,764. On the same date, the Company issued 270,000 shares of common stock to Mr. Mendelson, the Company's Secretary/Treasurer and director. No value was assigned to the transaction because the shares were treated as stock issuance costs and were deemed founders shares in connection with the Company's merger in November 1998.

         Also on January 4, 1999, the Company issued 600,000 shares to Mr. Oxenuk in exchange for $600,000. The shares were subsequently returned to the Company. On June 29, 1999, the Company reissued the shares: 300,000 to Mr. Oxenuk and 300,000 to Ms. Batrakova, Vice President of Communications and a director.

         In March 1999, 270,000 shares were issued to Mr. Sarkisian, Vice President and a director of the Company, for services related to Mr. Sarkisian's employment by the Company.

         The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.



ITEM 8.           Description of Securities

Common Stock



         The Company is authorized to issue 50,000,000 shares of Common Stock, no par value, of which 21,190,200 shares are issued and outstanding as of March 15, 2000.On November 25, 1998, the Company effected a forward stock split of its then issued and outstanding shares of Common Stock on a three (3) shares for one
(1) share basis. All references to the Company's Common Stock herein are in post-split shares. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to: (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                                     PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters



         Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. There is currently no public trading market for the Company's securities and the Company is not aware of a prior trading market. In 1972, the Company engaged in an intrastate exempt offering in California. The shares offered pursuant to that offering were restricted but such restrictions have expired. Accordingly, upon the effectiveness of this Registration Statement, the Company's common stock may be publicly traded.

         Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until this Registration Statement becomes effective. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. Because to date there has been no trading market for the Company's Common Stock, historical price information is being omitted.



         In the event a public market for the Company's shares does develop, the ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker- dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker- dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.



         As of March 31, 2000 there were 181 holders of record of the Company's Common Stock. As of March 31, 2000, the Company has issued and outstanding 21,190,200 shares of common stock. Of this total, approximately 19,945,578 shares were deemed "restricted securities" as defined by the Exchange Act and certificates representing such shares bear an appropriate restrictive legend.

         Of the Company's total outstanding shares, upon the effectiveness of this registration statement, approximately 1,244,622 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

         Of the total remaining outstanding shares, upon the effectiveness of their registration statement, approximately 12,149,319 became eligible to be sold pursuant to Rule 144 on September 2, 1999, subject to the volume and other limitations set forth under Rule 144. The balance of the restricted shares will become eligible to be sold under Rule 144 at follows: 1,000 shares on April 29, 2000, and 5,600,000 on June 29, 2000.



         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Exchange Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.           Legal Proceedings

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.           Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

ITEM 4.           Recent Sales of Unregistered Securities



         On January 4, 1999, the Company issued 1,350,000 shares of common stock to Mr. Smirnov, the Company's Vice President and Chief Financial Officer, in exchange for certain trading securities. These securities consisted of 27 publicly traded stocks, most of which are listed on the New York Stock Exchange or the Nasdaq National Stock Market. The value of the securities at the time of transfer was $1,201,812. This transaction was valued at predecessor cost, at $.70 per share, or an aggregate of $939,764. On the same date, the Company issued 270,000 shares of common stock to Mr. Mendelson, the Company's Secretary/Treasurer and director, pursuant to the terms of Mr. Mendelson's employment agreement. See Part I, Item 6, "Executive Compensation." No value was assigned to the transaction because the shares were treated as stock issuance costs and were deemed founders shares in connection with the Company's merger in November 1998.

         Also on January 4, 1999, the Company issued 600,000 shares to Mr. Oxenuk, the Company's President, Chief Executive Officer, Director and its principal shareholder, for $600,000. The shares were subsequently returned to the Company and, on June 29, 1999, the Company reissued the shares: 300,000 to Mr. Oxenuk and 300,000 to Ms. Batrakova, the Company's Vice President of Communications and a director.

         From January 4 to April 29, 1999, the Company issued 100,600 shares of its common stock in a private placement to five investors at the price of $5.00 per share, or an aggregate of $503,000. The private placement was conducted pursuant to Rule 504. To the best knowledge of the Company, the investors were either accredited investors or had a preexisting personal or business relationship wilth Mr. Oxenuk and/or the Company. The proceeds from the issuances were used for general corporate operating purposes and investments. In connection with his purchase, each purchaser completed a purchaser questionnaire making certain representations to the Company. The Company presented each purchaser with a private placement memorandum summarizing the Company and the risks involved in any investment.





         In March 1999, 270,000 shares were issued to Mr. Sarkisian, Vice President and a director of the Company, for services related to Mr. Sarkisian's employment by the Company.

         In September 1999, the Company issued 60,000 shares to First Liberty Investments, Inc. as part of its compensation for providing consulting and investment banking services to the Company. The shares were valued at $5.00 per share. In October 1999, the Company issued a total of 31,600 shares to two investors in a private placement for the cash purchase price of $5.00 per share, and a total aggregate purchase price of $158,000. The private placement was conducted pursuant to Rule 504. To the best knowledge of the Company, the investors were accredited investors or had a preexisting personal or business relationship with Mr. Oxenuk and/or the Company. In connection with his purchase, each purchaser completed a purchaser questionnaire making certain representations to the Company. The Company presented each purchaser with a private placement memorandum summarizing the Company and the risks involved in any investment.

         None of the issuances of shares set forth above were registered with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), because the transactions were believed to be exempt from such registration pursuant to the exemptions provided by Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder.

ITEM 5.           Indemnification of Directors and Officers

         As permitted by the provisions of the California General Corporation Law (the "Code"), the Company has the power to indemnify any person who was or is a party, or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an agent of the corporation. This indemnification shall be against any expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

         The term "agent" means any person who is or was a director, officer, employee or other agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation. The term "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under the Code.

         This indemnification does not apply to an action by or in the right of the Company to procure a judgment in its favor. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

         No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company in the performance of such person's duty to the Company, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine. No indemnification shall be made for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

         To the extent that an agent of the Company has been successful on the merits in defense of any proceeding referred to above, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith. Otherwise, indemnification shall be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances, by the majority vote of the Board of Directors, or by the court in which such proceeding is or was pending.

         Expenses incurred in defending any proceeding may be advanced by the Company prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized by the Code.

         The Code also permits a corporation to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of the Code. Presently, the Company does not carry such insurance.



         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.



Transfer Agent

         The Company has designated Pacific Stock Transfer Company, P.,O. Box 93385, Las Vegas, Nevada 89193, as its transfer agent.

                                    PART F/S

         The Company's financial statements for the fiscal year ended June 30, 1999 and the period from inception through June 30, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB. Financial statements for the two subsidiaries of the Company, Oxir Investments Limited and Oxir Financial Services Limited, are also included.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 1999


                                              C O N T E N T S



Independent Auditors' Report...................................................................      F-3

Consolidated Balance Sheet.....................................................................      F-4

Consolidated Income Statements.................................................................      F-6

Consolidated Statements of Stockholders' Equity................................................      F-7

Consolidated Statements of Cash Flows..........................................................      F-8

Notes to the Consolidated Financial Statements.................................................     F-10

                          INDEPENDENT AUDITORS' REPORT

                          ----------------------------


To the Board of Directors
OXIR Investments, Inc. and Subsidiaries
(A Development Stage Company)
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of OXIR Investments, Inc. and Subsidiaries (a development stage company) as of June 30, 1999 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended June 30, 1999 and from inception on May 19, 1998 through June 30, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of OXIR Investments, Inc. and Subsidiaries (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the year ended June 30, 1999 and from inception on May 19, 1998 through June 30, 1999 and 1998, in conformity with generally accepted accounting principles.

/s/Jones, Jensen & Company

--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
September 29, 1999

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                           Consolidated Balance Sheet

                                     ASSETS

                                     ------

                                                                June 30,
                                                                            1999

                                                        -----------------

CURRENT ASSETS

   Cash and cash equivalents                            $          52,627
   Investment in trading securities (Note 3)                    4,672,246
   Prepaid expenses                                                 3,978
                                                        -----------------
     Total Current Assets                                       4,728,851
                                                        -----------------
PROPERTY AND EQUIPMENT (Note 4)                                 4,013,222
                                                        -----------------
OTHER ASSETS

   Related party receivable                                         8,080
   Deposits                                                        15,000
                                                        -----------------
     Total Other Assets                                            23,080

     TOTAL ASSETS                                       $       8,765,153
                                                        =================



              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                           Consolidated Balance Sheet

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                      ------------------------------------

                                                                       June 30,
                                                                            1999

                                                                      ----------
CURRENT LIABILITIES

   Accounts payable                                                   $   39,121
                                                                      ----------
   Margin account (Note 6)                                             1,981,464
   Client funds payable (Note 9)                                       1,252,131
   Provision for income taxes (Note 7)                                   398,760
   Deferred tax liability (Note 7)                                       550,134
   Current portion - mortgage payable (Note 8)                             1,303
                                                                      ----------
     Total Current Liabilities                                         4,222,913
                                                                      ----------
LONG-TERM LIABILITY

   Mortgage payable (Note 8)                                             206,492
                                                                      ----------
     Total Long-Term Liability                                           206,492
                                                                      ----------
     Total Liabilities                                                 4,429,405
                                                                      ----------
COMMITMENTS (Note 5)

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of no
    par value, 21,090,600 shares issued and outstanding                2,498,769
   Retained earnings                                                   1,836,979
                                                                      ----------
     Total Stockholders' Equity                                        4,335,748
                                                                      ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $8,765,153
                                                                      ==========



              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                         Consolidated Income Statements

                                                                                    From
                                                                                Inception on

                                                  For the                       May 19, 1998
                                                 Year Ended                        Through
                                                  June 30,                         June 30,
                                                    1999           1998             1999
                                                ------------   ------------    ------------

SALES                                           $      --      $        --     $      --

COST OF GOODS SOLD                                     --               --            --
                                                ------------   ------------    ------------
GROSS MARGIN                                           --               --            --

COSTS AND EXPENSES

   Depreciation expense                              40,175             --          40,175
   Rent expense                                      34,148             --          34,148
   General and administrative                       474,583             --         474,583
                                                ------------   ------------    ------------
     Total Costs and Expenses                       548,906             --         548,906
                                                ------------   ------------    ------------
     Net Loss From Operations                      (548,906)            --        (548,906)
                                                ------------   ------------    ------------
OTHER INCOME (EXPENSE)

   Interest expense                                 (84,900)            --         (84,900)
   Realized gain on sale of marketable
    securities                                    1,694,087             --       1,694,087
   Net unrealized gain on marketable
    securities                                    1,725,464             --       1,725,464
   Dividends                                            128             --             128
                                                ------------   ------------    ------------
     Total Other Income (Expense)                 3,334,779             --       3,334,779
                                                ------------   ------------    ------------
INCOME BEFORE TAXES                               2,785,873             --       2,785,873
                                                ------------   ------------    ------------
INCOME TAX (Note 7)                                 948,894             --         948,894
                                                ------------   ------------    ------------
NET INCOME                                      $ 1,836,979    $        --     $ 1,836,979
                                                ===========    =============   =============
BASIC INCOME PER SHARE                          $      0.11    $        --
                                                ===========    =============
FULLY DILUTED INCOME PER SHARE                  $      0.11    $        --
                                                ===========    =============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                              16,648,300       13,500,000
                                                ===========    =============

              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Consolidated Statements of Stockholders' Equity

                                                               Common Stock            Retained
                                                          Shares          Amount       Earnings
                                                         ----------   -----------    ------------

Balance at inception                                           --     $      --      $      --

Net income from inception on May 19,
 1998 through June 30, 1998                                    --            --             --
                                                         ----------   -----------    ------------
Balance, June 30, 1998                                         --            --             --

Shares issued to founders at
 predecessor cost of $0.00 per share                     13,770,000          --             --

Shares issued for trading securities
 at $0.70 per share                                       1,350,000       939,764           --

Common stock issued for cash at
 $1.00 per share                                            600,000       600,000           --

Stock issuance costs                                           --        (250,000)          --

Common stock issued for cash
 at $5.00 per share                                         100,600       503,000           --

Common stock issued for related
 party acquisitions, recorded at
 predecessor cost                                         5,270,000       706,005           --

Net income for the year ended
 June 30, 1999                                                 --            --        1,836,979
                                                         ----------   -----------    ------------
Balance, June 30, 1999                                   21,090,600   $ 2,498,769    $ 1,836,979
                                                         ==========   ===========    ===========


              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                                                                                                     From
                                                                                                 Inception on

                                                                      For the                     May 19, 1998
                                                                    Year Ended                      Through
                                                                     June 30,                       June 30,
                                                                        1999         1998            1999
                                                                     ----------    ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                       $ 1,836,979    $       --     $ 1,836,979
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation expense                                                40,175            --          40,175
   Changes in assets and liabilities:
     (Increase) in prepaid expenses                                      (3,978)           --          (3,978)
     (Increase) in related party receivables                             (8,080)           --          (8,080)
     (Increase) in deposits                                             (15,000)           --         (15,000)
     Increase in accounts payable                                        32,382            --          32,382
     Increase in accrued liabilities                                      6,740            --           6,740
     Increase in provision for income taxes                             948,894            --         948,894
                                                                     ----------    ----------      ----------
       Net Cash Provided by Operating Activities                      2,838,112            --       2,838,112


CASH FLOWS FROM INVESTING ACTIVITIES

   (Increase) in trading securities                                  (1,977,764)           --      (1,977,764)
   Increase in margin account                                         1,273,325            --       1,273,325
   Purchase of property and equipment                                  (844,044)           --        (844,044)
                                                                     ----------    ----------      ----------
       Net Cash Used by Investing Activities                         (1,548,483)           --      (1,548,483)
                                                                     ----------    ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable                                          208,000            --         208,000
   Payments on notes payable                                               (205)           --            (205)
   Stock issuance costs                                                (250,000)           --        (250,000)
   Common stock issued for cash                                       1,103,000            --       1,103,000
   Advances to related parties                                       (2,337,867)           --      (2,337,867)
   Cash from subsidiaries                                                40,070            --          40,070

       Net Cash Used by Financing Activities                         (1,237,002)           --      (1,237,002)
                                                                     ----------    ----------      ----------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                                             52,627            --          52,627

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                                 --              --            --
                                                                     ----------    ----------     ----------
CASH AND CASH EQUIVALENTS AT END

 OF PERIOD                                                          $    52,627    $       --     $    52,627
                                                                    ===========    ===========    ===========

              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                                                                                     From
                                                                                                 Inception on

                                                                      For the                     May 19, 1998
                                                                    Year Ended                      Through
                                                                     June 30,                       June 30,
                                                                        1999         1998            1999
                                                                     ----------    ----------      ----------

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:
   Interest                                                           $78,160      $       --       $78,160
   Income taxes                                                       $  --        $       --       $  --

               The     accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Oxir Investments, Inc. a California corporation, was incorporated on November 2, 1923 as Monte Regio Corporation with the stated purpose to engage in the business of real estate development. The Company continued in that endeavor for several years then discontinued operations. On March 1, 1972, the Company changed its name to Precision Resources, Inc. The Company remained dormant with no business activity until September 1998. The Company changed its name to Oxenuk, Inc. after reinstating business operations on November 11, 1998, and again changed it name to OXIR Investments, Inc. on November 25, 1998.

              In 1998, Oxenuk, Inc. initiated negotiations to merge with Oxir Investments, Inc., a private California company incorporated on May 19, 1998 (Oxir). The merger was consummated on November 25, 1998, at which time Oxenuk, Inc. the surviving corporation adopted the name of Oxir Investments, Inc. Under the terms of the merger, Oxir was dissolved.

              Oxir was originally founded for the purpose of pursuing investment opportunities in real estate, technology and industrial businesses in the United States and internationally, particularly in Russia.

              On June 29, 1999, the Company executed an agreement to acquire, through a tax free exchange of shares, 100% of the issued and outstanding shares of OXIR Financial Services, Ltd. (OFS), a British Virgin Islands corporation, incorporated on March 30, 1995. OFS is actively involved in trading activities in the equity markets.

              On June 29, 1999, the Company executed an agreement to acquire, through a tax free exchange of shares, 100% of the issued and outstanding shares of OXIR Investment, Ltd. (OIL), a British Virgin Islands corporation, incorporated on May 5, 1997. OIL is involved in direct investment activities, such as real estate development projects in Russia.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending June 30.

              b.  Basic Income Per Share

              The computation of basic income per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              c.  Financial Instruments

              The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein:

              Cash and equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              Investment  securities:   For  trading  securities,  the  carrying
              amounts approximate fair value, which is based on quoted market prices.

              d.  Income Taxes

              Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gains on trading securities for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the securities are sold.

              e.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              f.  Property and Equipment

              Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets as follows:

                             Description                          Useful Lives
                             -----------                          ------------

                      Buildings                                    29.5 years
                      Leasehold improvements                         10 years

                      Furniture, fixtures and equipment               7 years
                      Automobiles                                     5 years
                      Computer equipment                              5 years

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g.  Deposits

              The Company has given a refundable deposit on its office lease. This deposit is in the form of a 5-year certificate of deposit bearing interest at 5.4%. The interest is for the benefit of the Company.

              h.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              i.  Concentrations of Risk

              Trading Securities

              ------------------

              The Company purchases  trading  securities using a margin account.
              The  securities   purchased  are  subject  to  market  swings  and
              valuations.

              Foreign Operations

              ------------------

              The Company intends to conduct activities in Russia, a country, with a developing economy. Russia has experienced recently, or is experiencing currently, economic or political instability. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Russia. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in investment policies or shifts in the prevailing political climate in which the Company conducts business activities could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to production restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

              Margin Account

              --------------

              The Company maintains a margin account which balance of $1,981,464 is 42% of the trading securities balance of $4,672,246. In the event of a market turndown, the value of the trading securities may not be sufficient to pay off the margin account.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Implementation of SFAS No. 130 and 131 did not have a material effect on the Company's financial statements.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Change in Accounting Principle (Continued)

              In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statement.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

              k.  Principles of Consolidation

              The consolidated financial statements include the accounts of OXIR Financial Services, Ltd., OXIR Investment, Ltd. and OXIR Investments, Inc. All significant intercompany accounts and transactions have been eliminated.

NOTE 3 -      INVESTMENT IN TRADING SECURITIES

              The Company has a diverse portfolio of investments in marketable equity securities. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. All securities owned are held for resale in anticipation of short-term fluctuations in market prices, and are therefore classified as trading securities. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are included in income.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 3 -      INVESTMENT IN TRADING SECURITIES (Continued)

              A summary of investment earnings recognized as other income during the period from July 1, 1998 through June 30, 1999 is as follows:

   Trading Securities

           Realized gains (losses), net                  $       1,694,087
           Unrealized gains (losses), net                        1,725,464
                                                         -----------------
                                                         $       3,419,551
                                                         =================

NOTE 4 -      PROPERTY AND EQUIPMENT

              Property  and  equipment  at  June  30,  1999   consisted  of  the
following:

              Construction in progress                   $       3,261,706
              Leasehold improvements                                94,216
              Furniture and fixtures                               230,680
              Automobiles                                           35,240
              Equipment                                            171,956
              House                                                320,000
                                                         -----------------
                           Total                                 4,113,798

              Less accumulated depreciation                       (100,576)
                                                         -----------------
                      Property and Equipment - Net       $       4,013,222
                                                         =================

              Depreciation expense for the year ended June 30, 1999 was $40,175.

NOTE 5 -      COMMITMENTS

              a.  Employment Agreement

              The Company has entered into an Employment Agreement with an officer which requires payment of an annual salary of $60,000 per year. The Company has also agreed to pay a death benefit to the officer's estate in the amount of $60,000 in the event of his death. If the contract is terminated, the Company has agreed to pay the officer $20,000.

              b.  Lease Agreement

              The Company has leased an office space under a 60-month operating lease. The Company has placed a $10,000 deposit in a Citibank CD which becomes refundable at the end of the lease term of 60 months. Accrued interest on the CD is for the benefit of the Company. The rents to be paid under the terms of the lease described above is summarized as follows:

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 5 -      COMMITMENTS (Continued)

                    During the Year
                      Ended

                     June 30,                                  Amount
                     --------                           -------------------

                      2000                              $            45,589
                      2001                                           45,589
                      2002                                           45,589
                      2003                                           45,589
                      2004                                           20,892
                                                        -------------------
                                 Total due              $           203,248
                                                        ===================

NOTE 6 -      MARGIN ACCOUNT

              The Company buys and sells equity securities using a margin account. In the course of buying and selling the securities, the Company has incurred a liability to the brokerage firm. The balance of $1,981,464 carries an interest rate of 6.75% and is collateralized by the securities held in the account.

NOTE 7 -      INCOME TAX MATTERS

              The  net  deferred  tax  liability   consisted  of  the  following
              components as of June 30, 1999:


                                                                                                        1999

                                                                                               ------------------

              Deferred tax assets                                                              $          --

              Deferred tax liabilities relating to:
                  Net unrealized gains on trading securities                                            (550,134)
                                                                                               ------------------
              Net deferred tax liability                                                       $        (550,134)
                                                                                               ------------------

              The components giving rise to the net deferred tax liability described above have been included in the accompanying balance sheet as of June 30, 1999 as follows:

                                                                                                     1999

                                                                                               ------------------
              Current assets                                                                   $          --
              Current liabilities                                                                       (550,134)
                                                                                               ------------------
                                                                                               $        (550,134)
                                                                                               ==================

              Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 7 -      INCOME TAX MATTERS (Continued)

              The provision for income taxes from inception on May 19, 1998 through June 30, 1999 consisted of the following:


                                                                                                        1999

                                                                                               ------------------
              Current income taxes                                                             $         398,760
              Deferred income taxes                                                                      550,134
                                                                                               ------------------
              Income tax expense                                                               $         948,894
                                                                                               ------------------
NOTE 8 -       MORTGAGE PAYABLE

               The Company had the following long-term debt at June 30, 1999:

               Mortgage payable to Greenpoint Mortgage, bearing interest
                at 9.50%, requiring monthly payments of $1,749, due
                April 2029, secured by a house.                                                $          207,795
                                                                                               ------------------
               Less current portion                                                                        (1,303)
                                                                                               ------------------
                        Long-Term Debt                                                         $          206,492
                                                                                               ==================
               Future maturities of long-term debt are as follows:

                                    2000                                                       $            1,303
                                    2001                                                                    1,432
                                    2002                                                                    1,575
                                    2003                                                                    1,731
                                    2004                                                                    1,903
                                    Thereafter                                                            199,851
                                                                                               ------------------
                                                                                               $          207,795
                                                                                               ==================

NOTE 9 -       CLIENT FUNDS PAYABLE

               Certain parties related to shareholders of the Company have invested funds with the Company in a trading account. The value of the funds due back these parties is $1,252,131. Funds are invested per agreement whereby the investor agrees to pay a commission to the Company according to the performance level of the investments. Invested funds are held for an indefinite period according to the terms of the individual contracts. These funds are unsecured and hold no guarantee either expressed or implied by the Company.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                     Consolidated Proforma Income Statement

                                  June 30, 1999

                                   (Unaudited)

NOTE 10 -       CONSOLIDATED PROFORMA INCOME STATEMENT

                On June 29, 1999, the Company closed on an acquisition agreement which provided for the acquisition of 100% of the outstanding capital stock of OXIR Investments Limited (OIL) and OXIR Financial Services Limited (OFS), both British Virgin Islands companies and related to the Company through common ownership. Pursuant to this agreement, the Company issued 5,000,000 shares of its authorized but previously unissued common stock to the related party. All said shares issued are deemed "restricted securities" as defined by Rule 144 of the Securities Act of 1933 as amended and are exempt from registration. The following is an unaudited proforma consolidated income statement, an audited consolidated balance sheet has been included in the main body of the financial statements.


                                                                                              Proforma

                                             OXIR              OXIR           OXIR            Adjustments
                                            Investments      Investments    Financial         Increase      Proforma
                                            Inc.              Ltd.         Services, Ltd.     (Decrease)   Consolidated
                                          --------------   --------------  --------------   -----------   -------------
       SALES                              $       -        $       -       $       -        $      -      $      -

       COSTS OF GOODS SOLD                        -                -               -               -             -
                                          --------------   --------------  --------------   -----------   -------------
       GROSS MARGIN                               -                -               -               -             -
                                          --------------   --------------  --------------   -----------   -------------
       COSTS AND EXPENSES

         Depreciation expense                     40,175           23,782          27,695          -             91,652
         Rent expense                             34,148           12,000          12,000          -             58,148
         General and administrative              474,583           24,837         115,056          -            614,476

            Total Costs and Expenses             548,906           60,619         154,751          -            764,276
                                          --------------   --------------  --------------   -----------   -------------
            Net Loss From Operations            (548,906)         (60,619)       (154,751)         -           (764,276)
                                          --------------   --------------  --------------   -----------   -------------
       OTHER INCOME (EXPENSE)

         Interest expense                        (84,900)         (45,212)         -               -           (130,112)
         Commissions                              -                41,638          41,638          -             83,276
         Realized gain on sale of
          marketable securities                1,694,087          259,173          -               -          1,953,260
         Net unrealized gain on
          marketable securities                1,725,464          428,416          -               -          2,153,880
         Dividends                                   128            2,132          -               -              2,260
                                          --------------   --------------  --------------   -----------   -------------
            Total Other Income (Expense)       3,334,779          686,147          41,638          -          4,062,564
                                          --------------   --------------  --------------   -----------   -------------
       INCOME (LOSS) BEFORE TAXES              2,785,873          625,528        (113,113)         -          3,298,288
                                          --------------   --------------  --------------   -----------   -------------
       INCOME TAX                                948,894           -               -               -            948,894
                                          --------------   --------------  --------------   -----------   -------------
       NET INCOME (LOSS)                  $    1,836,979   $      625,528  $     (113,113)  $      -       $  2,349,394
                                          ==============   ==============  ==============   ===========    =============

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                  June 30, 1999

NOTE 11 -                        SUBSEQUENT EVENTS

               Purchase of Shares in Russian Bank

               ----------------------------------

               On August 11, 1999, the Company purchased 5% of the shares of stock of EURPZAPSIBBANK, Ltd., a commerce bank in the Russian Federation for $300,000. The investment will be accounted for at the lower of cost or market.

               Formation of OIS

               ----------------

               On August 2, 1999, the Company incorporated OXIR Internet Solutions, Inc. (OIS) which was previously an internal project of the Company. OIS was formed primarily for the purpose of engaging in the marketing and sale of products and services over the internet or some other medium. Upon incorporation, the Company owned 100% of the issued and outstanding shares of OIS.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 1999 and June 30, 1999

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                           Consolidated Balance Sheets

                                     ASSETS

                                     ------

                                                      December 31,    June 30,
                                                         1999           1999
                                                    -----------      -----------
                                                     (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents                        $    48,617      $    52,627
   Investment in trading securities                   4,937,524        4,672,246
   Prepaid expenses                                       3,969            3,978
                                                    -----------      -----------
     Total Current Assets                             4,990,110        4,728,851
                                                    -----------      -----------
PROPERTY AND EQUIPMENT                                5,928,621        4,013,222
                                                    -----------      -----------
OTHER ASSETS

   Investment                                           300,000             --
   Related party receivable                               8,080            8,080
   Deposits                                               3,069           15,000
                                                    -----------      -----------
     Total Other Assets                                 311,149           23,080
                                                    -----------      -----------
     TOTAL ASSETS                                   $11,229,880      $ 8,765,153
                                                    ===========      ===========


        The accompanying notes are an integral part of these consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                     Consolidated Balance Sheets (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                      ------------------------------------

                                                                         December 31,    June 30,
                                                                           1999            1999
                                                                       -----------   -----------

                                                                               (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                                    $    48,715   $    39,121
   Margin account                                                        1,814,327     1,981,464
   Client funds payable                                                  1,493,461     1,252,131
   Provision for income taxes                                              515,250       398,760
   Deferred tax liability                                                  783,644       550,134
   Current portion - mortgage payable                                        1,550         1,303
                                                                       -----------   -----------
     Total Current Liabilities                                           4,656,947     4,222,913
                                                                       -----------   -----------
LONG-TERM LIABILITY

   Mortgage payable                                                        205,525       206,492
                                                                       -----------   -----------
     Total Long-Term Liability                                             205,525       206,492
                                                                       -----------   -----------
     Total Liabilities                                                   4,862,472     4,429,405
                                                                       -----------   -----------
COMMITMENTS

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of no
    par value, 21,182,200 and 21,090,600 shares issued
    and outstanding, respectively                                        2,956,769     2,498,769
   Retained earnings                                                     3,410,639     1,836,979
                                                                       -----------   -----------
     Total Stockholders' Equity                                          6,367,408     4,335,748
                                                                       -----------   -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $11,229,880   $ 8,765,153
                                                                       ===========   ===========

        The accompanying notes are an integral part of these consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                         Consolidated Income Statements

                                   (Unaudited)

                                                                                                            From
                                                                                                         Inception on

                                                   For the                              For the            May 19,
                                             Six Months Ended                     Three Months Ended     1998 Through
                                                December 31,                         December 31,        December 31,
                                           1999             1998           1999          1998               1999
                                    ------------    ------------    ------------    ------------          ------------
SALES                               $       --      $       --      $       --      $       --            $       --

COST OF GOODS SOLD                          --              --              --              --                    --
                                    ------------    ------------    ------------    ------------          ------------
GROSS MARGIN                                --              --              --              --                    --
                                    ------------    ------------    ------------    ------------          ------------
COSTS AND EXPENSES

   Depreciation expense                   89,069          13,869          51,716          13,392               129,244
   Rent expense                           28,067           8,383           8,254           8,383                62,215
   General and administrative          1,133,964         238,531         222,316         118,646             1,608,547
                                    ------------    ------------    ------------    ------------          ------------
     Total Costs and Expenses          1,251,100         260,783         282.286         140,421             1,800,006
                                    ------------    ------------    ------------    ------------          ------------
     Net Loss From Operations         (1,251,100)       (260,783)       (282,286)       (140,421)           (1,800,006)
                                    ------------    ------------    ------------    ------------          ------------
OTHER INCOME (EXPENSE)

   Interest expense                      (87,760)        (14,250)        (32,499)        (14,250)             (172,660)
   Net realized gain on sale of
    marketable securities              1,824,086         375,475         905,272         375,475             3,518,173
   Net unrealized gain on
    marketable securities              1,451,040       1,250,375         985,513       1,250,375             3,176,504
   Dividends                                --              --              --              --                     128
                                    ------------    ------------    ------------    ------------          ------------
     Total Other Income (Expense)      3,187,366       1,611,600       1,858,286       1,611,600             6,522,145
                                    ------------    ------------    ------------    ------------          ------------
INCOME BEFORE TAXES                    1,936,266       1,350,817       1,576,000       1,471,179             4,722,139
                                    ------------    ------------    ------------    ------------          ------------
INCOME TAX                               362,606         316,298         350,000         316,298             1,311,500
                                    ------------    ------------    ------------    ------------          ------------
NET INCOME                          $  1,573,660    $  1,034,519    $  1,226,000    $  1,154,881          $  3,410,639
                                    ============    ============    ============    ============          ============

BASIC INCOME PER SHARE              $       0.07    $       0.10    $       0.06    $       0.07
                                    ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                21,128,074      10,200,490      21,170,000     15,720,000
                                    ============    ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Consolidated Statements of Stockholders' Equity

                                                          Common Stock         Retained
                                                     Shares          Amount    Earnings
                                                  ----------   -----------    -----------

Balance at inception                                    --     $      --      $      --

Net income from inception on May 19,
 1998 through June 30, 1998                             --            --             --
                                                  ----------   -----------    -----------
Balance, June 30, 1998                                  --            --             --

Shares issued to founders at
 predecessor cost of $0.00 per share              13,770,000          --             --

Shares issued for trading securities
 at $0.70 per share                                1,350,000       939,764           --

Common stock issued for cash at
 $1.00 per share                                     600,000       600,000           --

Stock issuance costs                                    --        (250,000)          --

Common stock issued for cash
 at $5.00 per share                                  100,600       503,000           --

Common stock issued for related
 party acquisitions, recorded at
 predecessor cost                                  5,270,000       706,005           --

Net income for the year ended
 June 30, 1999                                          --            --        1,836,979
                                                  ----------   -----------    -----------
Balance, June 30, 1999                            21,090,600     2,498,769      1,836,979

Common stock issued for services
 at $5.00 per share (unaudited)                       60,000       300,000           --

Common stock issued for cash at
 $5.00 per share (unaudited)                          31,600       158,000           --

Net income for the six months ended
 December 31, 1999 (unaudited)                          --            --        1,573,660
                                                  ----------   -----------    -----------
Balance, December 31, 1999 (unaudited)            21,182,200   $ 2,956,769    $ 3,410,639
                                                  ==========   ===========    ===========

        The accompanying notes are an integral part of these consolidated financial statements.


                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                                   (Unaudited)


                                                                                                        Inception on

                                                   For the                              For the            May 19,
                                             Six Months Ended                     Three Months Ended     1998 Through
                                                December 31,                         December 31,        December 31,
                                                  1999             1998           1999          1998         1999
                                              ------------    ------------   ------------   ------------  ------------

CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net income                                  $ 1,573,660    $ 1,034,519    $ 1,226,000    $ 1,154,881    $ 3,410,639
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation expense                           89,069         13,869         51,716         13,392        129,244
     Stock issued for services                     300,000           --             --             --          300,000
   Changes in assets and liabilities:
     (Increase) decrease in prepaid
      expenses                                           9           --             --             --           (3,969)
     (Increase) in related party receivables          --             --             --             --           (8,080)
     (Increase) decrease in deposits                11,931        (81,667)        11,931         33,333         (3,069)
     Increase (decrease) in accounts
      payable                                       (2,078)        24,040         11,363         13,040         30,302
     Increase (decrease) in accrued
      liabilities                                  252,992      1,202,125         (6,389)     1,202,125        259,732
     Increase in provision for income taxes        350,000        316,298        337,394        316,298      1,298,894
                                              ------------   ------------   ------------   ------------   ------------
       Net Cash Provided by Operating

        Activities                               2,575,583      2,509,184      1,632,015      2,733,069      5,413,693
                                              ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES

   Investment in bank                             (300,000)          --             --             --         (300,000)
   (Increase) decrease in trading securities      (265,278)    (2,325,850)    (1,912,121)    (2,325,850)    (2,243,040)
   Increase (decrease) in margin account          (167,137)       981,112        263,918        981,112      1,106,188
   Purchase of property and equipment           (2,004,458)    (1,473,452)      (206,045)    (1,370,789)    (2,848,502)
                                              ------------   ------------   ------------   ------------   ------------
       Net Cash Used by Investing

        Activities                              (2,736,873)    (2,818,190)    (1,854,248)    (2,715,527)    (4,285,354)
                                              ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES

   Proceeds from notes payable                        --             --             --             --          208,000
   Payments on notes payable                          (720)          --             (405)          --             (925)
   Stock issuance costs                               --         (250,000)          --             --         (250,000)
   Common stock issued for cash                    158,000        600,000        158,000           --        1,261,000
   Advances to related parties                        --             --             --             --       (2,337,867)
   Cash from subsidiaries                             --             --             --             --           40,070
                                              ------------   ------------   ------------   ------------   ------------
       Net Cash Provided (Used) by

        Financing Activities                   $   157,280    $   350,000    $   157,595    $      --      $(1,079,722)
                                              ------------   ------------   ------------   ------------   ------------

        The accompanying notes are an integral part of these consolidated financial statements.


                                                                                                                     From
                                                                                                                Inception on

                                                     For the                                For the                 May 19,
                                                Six Months Ended                       Three Months Ended        1998 Through
                                                   December 31,                           December 31,            December 31,
                                                       1999             1998           1999          1998             1999
                                                 -------------  --------------   --------------  --------------  ----------------

NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                           $       (4,010) $       40,994   $      (64,638) $       17,542   $        48,617

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                    52,627          -               113,255          23,452            -
                                                --------------  --------------   --------------  --------------  ----------------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                  $       48,617  $       40,994   $       48,617  $       40,994   $        48,617
                                                ==============  ==============   ==============  ==============   ===============

SUPPLEMENTAL CASH FLOW
 INFORMATION

Cash paid for:

   Interest                                     $       76,098  $       14,250   $       32,837  $       14,250   $       154,258
   Income taxes                                 $       -       $       -        $       -       $       -        $        -

Schedule of Non-Cash Activities:

   Common stock issued for services             $      300,000  $       -        $       -       $       -        $       300,000
   Common stock issued for trading
     securities                                 $       -       $      939,764   $       -       $       -        $       939,764

        The accompanying notes are an integral part of these consolidated financial statements.

                     OXIR INVESTMENTS, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 1 -      CONDENSED FINANCIAL STATEMENTS

              The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 31, 1999 and 1998 and for all periods presented have been made.

              Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's June 30, 1999 audited consolidated financial statements. The results of operations for periods ended December 31, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

                             OXIR INVESTMENT LIMITED

                              FINANCIAL STATEMENTS

                                  June 30, 1999


                                              C O N T E N T S



Independent Auditors' Report.......................................................................... F-3

Balance Sheet......................................................................................... F-4

Income Statement...................................................................................... F-6

Statement of Stockholders' Equity..................................................................... F-7

Statement of Cash Flows............................................................................... F-8

Notes to the Financial Statements..................................................................... F-9

                          INDEPENDENT AUDITORS' REPORT

                          ----------------------------


To the Board of Directors
Oxir Investment Limited
Las Vegas, Nevada

We have audited the accompanying balance sheet of Oxir Investment Limited as of June 30, 1999 and the related statements of income, stockholders' equity and cash flows for the year ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Oxir Investment Limited as of June 30, 1999 and the results of its operations and its cash flows for the year ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/Jones, Jensen & Company

--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
September 29, 1999

                             OXIR INVESTMENT LIMITED

                                  Balance Sheet

                                     ASSETS

                                     ------

                                                                      June 30,
                                                                            1999

                                                                      ----------
CURRENT ASSETS

   Cash and cash equivalents                                          $   39,193
   Investment in trading securities (Note 3)                           1,754,718
                                                                      ----------
     Total Current Assets                                              1,793,911
                                                                      ----------
PROPERTY AND EQUIPMENT (Note 4)                                        1,374,874
                                                                      ----------
     TOTAL ASSETS                                                     $3,168,785
                                                                      ==========

              The accompanying notes are an integral part of these financial statements.

                             OXIR INVESTMENT LIMITED

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                      ------------------------------------

                                                                     June 30,
                                                                            1999

                                                                    -----------
CURRENT LIABILITIES

   Related  party payable (Note 2)                                  $ 1,668,439
   Margin account (Note 5)                                              708,139
   Client funds payable (Note 6)                                        626,066
                                                                    -----------

    Total Current Liabilities                                        3,002,644
                                                                    -----------
     Total Liabilities                                                3,002,644
                                                                    -----------
STOCKHOLDERS' EQUITY

   Common stock: 50,000 shares authorized of $1.00
    par value, 2 shares issued and outstanding                                2
   Additional paid-in capital                                                (2)
   Retained earnings                                                    166,141
                                                                    -----------
     Total Stockholders' Equity                                         166,141
                                                                    -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 3,168,785
                                                                    ===========


              The accompanying notes are an integral part of these financial statements.

                             OXIR INVESTMENT LIMITED

                                Income Statement

                                                                         For the
                                                                      Year Ended

                                                                      June 30,
                                                                            1999

                                                                      ---------
REVENUES

   Net realized gain on sale of marketable securities                 $ 259,173
   Net unrealized gain on marketable securities                         428,416
                                                                      ---------
TOTAL REVENUES                                                          687,589

COSTS AND EXPENSES

   Depreciation expense                                                  23,782
   General and administrative                                            36,837
                                                                      ---------
     Total Costs and Expenses                                            60,619
                                                                      ---------
     Net Loss From Operations                                           626,970
                                                                      ---------
OTHER INCOME (EXPENSE)

   Interest expense                                                     (45,212)
   Commissions                                                           41,638
   Dividends                                                              2,132
                                                                      ---------
     Total Other Income (Expense)                                        (1,442)
                                                                      ---------
INCOME BEFORE TAXES                                                     625,528
                                                                      ---------
INCOME TAX (Note 2)                                                        --
                                                                      ---------
NET INCOME                                                            $ 625,528
                                                                      =========
BASIC INCOME PER SHARE                                                $ 312,764
                                                                      =========
FULLY DILUTED INCOME PER SHARE                                        $ 312,764
                                                                      =========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                                           2
                                                                      =========


              The accompanying notes are an integral part of these financial statements.


                             OXIR INVESTMENT LIMITED

                        Statement of Stockholders' Equity

                                                                                   Additional

                                                     Common Stock                    Paid-In           Retained
                                               Shares              Amount             Capital          Earnings
                                             ---------           ---------          ---------         ------------

Balance, June 30, 1998                               2          $       2          $    (2)          $    (459,387)

Net income for the year ended
 June 30, 1999                                  -                   -                   -                  625,528
                                             ---------           ---------          ---------         ------------

Balance, June 30, 1999                               2          $       2          $    (2)           $    166,141
                                             =========           ---------          ---------         ------------

              The accompanying notes are an integral part of these financial statements.

                             OXIR INVESTMENT LIMITED

                             Statement of Cash Flows

                                                                         For the
                                                                      Year Ended

                                                                      June 30,
                                                                            1999

                                                                    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                       $   625,528
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation expense                                                23,782
                                                                    -----------
       Net Cash Provided by Operating Activities                        649,310
                                                                    -----------
CASH FLOWS FROM INVESTING ACTIVITIES

   (Increase) in trading securities                                  (1,383,847)
   Increase in margin account                                           708,139
   Purchase of property and equipment                                (1,341,456)
                                                                    -----------
       Net Cash Used by Investing Activities                         (2,017,164)
                                                                    -----------
CASH FLOWS FROM FINANCING ACTIVITIES

   Advances from related parties                                      1,405,415
                                                                    -----------
       Net Cash Used by Financing Activities                          1,405,415
                                                                    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                37,561

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            1,632
                                                                    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $    39,193
                                                                    ===========

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

   Interest                                                         $    45,212
   Income taxes                                                     $      --



              The accompanying notes are an integral part of these financial statements.

                             OXIR INVESTMENT LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Oxir Investment Limited, a British Virgin Islands company, was incorporated on May 5, 1997 with the stated purpose to engage in direct investment activities such as real estate development projects in Russia and in marketable securities.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending June 30.

              b.  Basic Income Per Share

              The computation of basic income per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

              c.  Financial Instruments

              The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein.

              Cash and equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              Investment  securities:   For  trading  securities,  the  carrying
              amounts approximate fair value, which is based on quoted market prices.

              d.  Income Taxes

              The Company, incorporated in the British Virgin Islands, is not subject to an income based tax, but rather is assessed an annual flat fee. For this reason, no income tax has been reported.

              e.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             OXIR INVESTMENT LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Property and Equipment

              Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets as follows:

                          Description                       Useful Lives
                          -----------                       ------------
                      Buildings                               29.5 years
                      Computer equipment                         5 years

              g.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              h.  Concentrations of Risk

              Foreign Operations

              ------------------

              The Company intends to conduct activities in Russia, a country, with a developing economy. Russia has experienced recently, or is experiencing currently, economic or political instability. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Russia. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in investment policies or shifts in the prevailing political climate in which the Company conducts business activities could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to production restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

              Margin Account

              --------------

              The Company maintains a margin account which balance of $708,139 is 40% of the trading securities balance of $1,754,718. In the event of a market turndown, the value of the trading securities may not be sufficient to pay off the margin account.

                             OXIR INVESTMENT LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Implementation of SFAS No. 130 and 131 did not have a material effect on the Company's financial statements.

                             OXIR INVESTMENT LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Change in Accounting Principle (Continued)

              In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statement.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

              j.  Related Party Payable

              The Company has received advances totaling $1,668,439 as of June 30, 1999 from Oxir Investment, Inc. its parent company. The advances are non-interest bearing and due upon demand.

NOTE 3 -      INVESTMENT IN TRADING SECURITIES

              The company has a diverse portfolio of investments in marketable equity securities. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. All securities owned are held for resale in anticipation of short-term fluctuations in market prices, and are therefore classified as trading securities. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are included in income.

                             OXIR INVESTMENT LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 3 -      INVESTMENT IN TRADING SECURITIES (Continued)

              A summary of investment earnings recognized as revenues during the period from July 1, 1998 through June 30, 1999 is as follows:

              Trading Securities

                      Realized gains (losses), net         $         259,173
                      Unrealized gains (losses), net                 428,416

                                                           $         687,589

NOTE 4 -      PROPERTY AND EQUIPMENT

              Property  and  equipment  at  June  30,  1999   consisted  of  the
following:

              Construction in progress                     $       1,392,613
              Equipment                                               8,050

                           Total                                  1,400,663

              Less accumulated depreciation                         (25,789)

                      Property and Equipment - Net         $       1,374,874

              Depreciation expense for the year ended June 30, 1999 was $23,782.

NOTE 5 -      MARGIN ACCOUNT

              The Company buys and sells equity securities using a margin account. In the course of buying and selling the securities, the Company has incurred a liability to the brokerage firm. The balance of $708,139 carries an interest rate of 6.75% and is collateralized by the securities held in the account.

NOTE 6 -      CLIENT FUNDS PAYABLE

              Certain parties related to shareholders of the Company have invested funds with the Company in a trading account. The value of the funds due back these parties is $626,066. Funds are invested per agreement whereby the investor agrees to pay a commission to the Company according to the performance level of the investments. Invested funds are held for an indefinite period according to the terms of the individual contracts. These funds are unsecured and hold no guarantee either expressed or implied by the Company.

                         OXIR FINANCIAL SERVICES LIMITED

                              FINANCIAL STATEMENTS

                                  June 30, 1999

                                 C O N T E N T S



Independent Auditors' Report................................F-3

Balance Sheet...............................................F-4

Statement of Operations.....................................F-6

Statement of Stockholders' Equity...........................F-7

Statement of Cash Flows.....................................F-8

Notes to the Financial Statements...........................F-9

                          INDEPENDENT AUDITORS' REPORT

                          ----------------------------


To the Board of Directors
Oxir Financial Services Limited
Las Vegas, Nevada

We have  audited  the  accompanying  balance  sheet of Oxir  Financial  Services
Limited as of June 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Oxir Financial Services Limited as of June 30, 1999 and the results of its operations and its cash flows for the year ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/Jones, Jensen & Company

--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
September 29, 1999

                         OXIR FINANCIAL SERVICES LIMITED

                                  Balance Sheet

                                     ASSETS

                                     ------

                                                                 June 30,
                                                                            1999

                                                         -----------------
CURRENT ASSETS

   Cash and cash equivalents                             $             877
                                                         -----------------
     Total Current Assets                                              877
                                                         -----------------
PROPERTY AND EQUIPMENT (Note 3)                                  1,834,480
                                                         -----------------
     TOTAL ASSETS                                        $       1,835,357
                                                         =================



              The accompanying notes are an integral part of these financial statements.

                         OXIR FINANCIAL SERVICES LIMITED

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                      ------------------------------------

                                                                 June 30,
                                                                            1999

                                                         -----------------
CURRENT LIABILITIES

   Related  party payable (Note 2)                       $         669,427
                                                         -----------------
   Client funds payable (Note 4)                                   626,066

     Total Current Liabilities                                   1,295,493
                                                         -----------------
     Total Liabilities                                           1,295,493
                                                         -----------------
STOCKHOLDERS' EQUITY

   Common stock: 50,000 shares authorized of $1.00
    par value, 2 shares issued and outstanding                           2
   Additional paid-in capital                                           (2)
   Retained earnings                                               539,864
                                                         -----------------
     Total Stockholders' Equity                                    539,864
                                                         -----------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $       1,835,357
                                                         =================




              The accompanying notes are an integral part of these financial statements.

                         OXIR FINANCIAL SERVICES LIMITED

                             Statement of Operations

                                                                         For the

                                                           Year Ended
                                                            June 30,
                                                                            1999

                                                       -----------------

REVENUES

   Commissions                                         $          41,638
                                                       -----------------
     Total Revenues                                               41,638
                                                       -----------------
COSTS AND EXPENSES

   Depreciation expense                                           27,695
   General and administrative                                    127,056
                                                       -----------------
     Total Costs and Expenses                                    154,751
                                                       -----------------
     Net Loss From Operations                                   (113,113)
                                                       -----------------
INCOME TAX (Note 2)                                               -

NET LOSS                                               $        (113,113)
                                                       =================
BASIC LOSS PER SHARE                                   $         (56,557)
                                                       =================
FULLY DILUTED LOSS PER SHARE                           $         (56,557)
                                                       =================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                                    2
                                                       =================
              The accompanying notes are an integral part of these financial statements.


                         OXIR FINANCIAL SERVICES LIMITED

                        Statement of Stockholders' Equity



                                                                            Additional

                                                   Common Stock              Paid-In             Retained
                                                 Shares  Amount              Capital              Earnings
                                                 -----  -------             -------           -------------

Balance, June 30, 1998                               2  $      2            $    (2)          $    652,977

Net loss for the year ended
 June 30, 1999                                     -         -                   -                (113,113)
                                                 -----  -------             -------           -------------
Balance, June 30, 1999                               2  $      2            $    (2)          $    539,864
                                                 =====  =======             =======            ===========

              The accompanying notes are an integral part of these financial statements.


                         OXIR FINANCIAL SERVICES LIMITED

                             Statement of Cash Flows


                                                                               For the
                                                                              Year Ended

                                                                               June 30,
                                                                                 1999

                                                                       -----------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                            $        (113,113)
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation expense                                                         27,695
                                                                       -----------------
       Net Cash Provided by Operating Activities                                 (85,418)
                                                                       -----------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                         (1,665,025)
                                                                       -----------------
       Net Cash Used by Investing Activities                                  (1,665,025)
                                                                       -----------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Advances to related parties                                                 1,751,146
                                                                       -----------------
       Net Cash Used by Financing Activities                                   1,751,146
                                                                       -----------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                            703

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       174
                                                                       -----------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $             877
                                                                       =================
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

   Interest                                                            $          -
   Income taxes                                                        $          -

              The accompanying notes are an integral part of these financial statements.

                         OXIR FINANCIAL SERVICES LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Oxir Financial Services Limited, a British Virgin Islands company, was incorporated on March 30, 1995 with the stated purpose to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands including direct investment activities such as real estate development projects in Russia.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending June 30.

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

              c.  Cash and Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              d.  Income Taxes

              The Company, incorporated in the British Virgin Islands, is not subject to an income based tax, but rather is assessed an annual flat fee. For this reason, no income tax has been reported.

              e.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         OXIR FINANCIAL SERVICES LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Property and Equipment

              Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets as follows:

                     Description                      Useful Lives
                     -----------                      ------------
                      Buildings                        29.5 years

              g.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              h.  Concentrations of Risk

              Foreign Operations

              The Company intends to conduct activities in Russia, a country, with a developing economy. Russia has experienced recently, or is experiencing currently, economic or political instability. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Russia. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in investment policies or shifts in the prevailing political climate in which the Company conducts business activities could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to production restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

                         OXIR FINANCIAL SERVICES LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Implementation of SFAS No. 130 and 131 did not have a material effect on the Company's financial statements.

                         OXIR FINANCIAL SERVICES LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Change in Accounting Principle (Continued)

              In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statement.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

              j.  Related Party Payable

              The Company has received advances totaling $669,427 as of June 30, 1999 from Oxir Investment, Inc. its parent company. The advances are non-interest bearing and due upon demand.

NOTE 3 -      PROPERTY AND EQUIPMENT

              Property  and  equipment  at  June  30,  1999   consisted  of  the
following:
              Construction in progress                                                         $       1,869,093

                           Total                                                                       1,869,093

              Less accumulated depreciation                                                              (34,613  )

                      Property and Equipment - Net                                             $       1,834,480

              Depreciation expense for the year ended June 30, 1999 was $27,695.

                         OXIR FINANCIAL SERVICES LIMITED

                        Notes to the Financial Statements

                                  June 30, 1999

NOTE 4 -      CLIENT FUNDS PAYABLE

              Certain parties related to shareholders of the Company have invested funds with the Company in a trading account. The value of the funds due back these parties is $626,066. Funds are invested per agreement whereby the investor agrees to pay a commission to the Company according to the performance level of the investments. Invested funds are held for an indefinite period according to the terms of the individual contracts. These funds are unsecured and hold no guarantee either expressed or implied by the Company.

                                    PART III

ITEM 1.           Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                     Exhibit Name

      3.1*            Articles of Incorporation and Amendments
      3.2*            By-Laws of Registrant
      4.*             See Exhibit No. 3.1, Articles of Incorporation and

                               amendments thereto

     21.1*            Subsidiaries
     10.1*            Agreement of Merger

     10.2             Employment Agreement with Kirill Mendelson (Revised)
     10.3             Employment Agreement with Vassili Oxenuk
     10.4             Purchase and Sale Agreement with B.S.G. Press Company
                      Limited

     10.5             Contract on Provision of Express Port Services with
                      EMS Garantpost
     10.6             Purchase and Sale Agreement with Home Collection
                      Company Limited

     10.7             Purchase and Sale Contract with ZAO Izdatelskii dom
                      Priboy
     10.8             Contract with ZAO Izdatelstvo Exmo-Press
     10.9             Sale and Purchase Agreement with Jurist-Gardarika
     10.10            Purchase and Sale Agreement with Midix
     10.11            Agreement with Moscow Post Office
     10.12            Purchase and Sale Agreement with Quadro Trade Company

                      Limited

     10.13            Purchase and Sale Agreement with Savva Group
                       Entertainment Video Company Limited

     10.14            Sale and Purchase Agreement with Terra Knizhniv Club
     10.15            Contract on Delivery of Printed Production with Top
                      Kniga

     10.16 Agreement on Provision of Express Delivery Transport and Expedition Services with United Parcel Services
     10.17            Contract with Varus Video
     27.              Financial Data Schedule

----------------
     *                Filed Previously

 2.  Description of Exhibits

         See Item I above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                             OXIR INVESTMENTS, INC.
                                  (Registrant)

Date: May 12, 2000                By:  /s/ Vassili I. Oxenuk
                                       ---------------------
                                       Vassili I. Oxenuk
                                       President and Chief
                                       Executive Officer

                                      S - 2